Exhibit 99.2

CURALEAF HOLDINGS, INC.

Consolidated Financial Statements

As of and for the Years Ended

December 31, 2021 and 2020

As Amended and Restated

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Notice to Reader

Curaleaf Holdings, Inc. (the “Company”, "Curaleaf" or the "Group") has restated its audited annual consolidated financial statements for the three and twelve months ended December 31, 2021 (the “Financial Statements”), the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022, which were previously filed on SEDAR and EDGAR (the “Interim Financial Statements”). Subsequent to the original issuance of the Financial Statements and Interim Financial Statements, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), with the assistance of outside counsel and consultants and in discussion with the Company’s auditors, conducted a review of certain purchases and sales of products through the Company’s wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions. Further to this review, the Company has determined that it will make adjustments to the revenue figures reported in the previously mentioned financial statements periods. Errors have been corrected in these amended and restated audited annual consolidated financial statements for the three and twelve months period ended December 31, 2021 as well as in the amended and restated unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022. See Note 23 – Restatement herein for more detail.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of directors of Curaleaf Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying restated consolidated statements of financial position of Curaleaf Holding Inc. (the Company) as of December 31, 2021, the related restated consolidated statements of profits and losses and other comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements of the Company as at December 31, 2020, and for the year then ended, were audited by us in accordance with Canadian auditing standards, and our report dated March 11, 2021, expressed an unmodified audit opinion on those consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 1, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Restatement

As discussed in Note 23 to the consolidated financial statements, the consolidated financial statements for the years ended December 31, 2021 and 2020 have been restated to correct misstatements. See also ”Evaluation of Wholesale Revenue Adjustment” critical audit matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Antares Professional Corporation, Chartered Professional Accountants (“PKF Antares”) is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the impairment analysis for goodwill

As discussed in Note 10 to the consolidated financial statements, the goodwill balance as of December 31, 2021 was $605,496 thousand. The Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a cash generating unit (“CGU”) might exceed its recoverable amount, which is determined based on the higher of the fair value less costs of disposal or value-in-use. The significant assumptions were determined to be estimated sales volumes, selling prices, gross margins and discount rates.

The impairment in the amount of $8,901 thousands, allocated $3,181 thousands to goodwill and $5,720 thousands to intangible assets was recorded during the year ended December 31, 2021. This impairment was recorded in the restated consolidated statement of profit and losses (disclosed in Note 10).

We identified the evaluation of goodwill impairment as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the recoverable amount which required the use of professionals with specialized skills and knowledge. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount of CGUs and the Company's assessment of impairment.

The following are the primary procedures we performed to address this critical audit matter:

●	We critically evaluated the determination of the CGUs and carrying values of each CGU;
●	We compared the Company’s historical forecasts to actual results to assess the Company’s ability to accurately estimate sales volumes, selling prices and operating costs;
●	We evaluated the reasonableness of the Company’s estimated sales volumes used in estimating of recoverable amounts, by comparing the estimated sales volumes to historical actual results of the Company, planned business initiatives, and external industry reports;
●	We tested the estimated selling prices by comparing to actual sales prices realized subsequently to year end. We assessed the reasonableness of cost of goods sold by comparing the actual cost of goods sold to the forecasted cost of goods sold;
●	We involved valuation specialists with specialized skills and knowledge, who assisted in a) evaluating the discount rates used in the impairment analyses by comparing them to discount rate ranges that were independently developed using publicly available market data for comparable entities; and b) performing sensitivity analyses over the discount rates to assess their impact on the determination of recoverable amounts.
●	We assessed the adequacy of the disclosure of the goodwill in the consolidated financial statements.

Acquisition of subsidiaries

As discussed in Note 4 to the consolidated financial statements, during 2021 the Company completed acquisition of EMMAC Life Science Limited, Grassroots Maryland and Los Suenos Farms.

The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including intangible assets of licenses, tradenames, know-how and non-competition agreements. Management estimated the fair value of the intangible assets using a discounted cash flow approach. To estimate fair value, management is required to make estimates and assumptions on the projected revenue and related growth rates, profitability of the acquired business and discount rate.

Auditing the Company's accounting for acquisition of subsidiaries was complex due to the significant estimation uncertainty in the Company’s determination of the fair value of identifiable intangible assets. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The significant assumptions used to estimate the fair value of the intangible

PKF Antares Professional Corporation, Chartered Professional Accountants (“PKF Antares”) is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

assets included discount rates, revenue growth rates and profitability that form the basis of the forecasted results. These significant assumptions are forward looking and could be affected by future economic and market conditions.

Our audit procedures to address the critical audit matter included the following, among others:

●	We assessed the reasonableness of the projected revenues and related growth by verifying key management’s assumptions, such as population penetration to cannabis medical market in different jurisdictions and medical THC dosing to external sources. We also reconciled base sale prices to actual sales contracts and verified accuracy of historical information underlying projections;
●	We assessed the reasonableness of profitability by comparing projected margins with historical and annualized actual data, as well as with market trends indicated in external sources;
●	With the assistance of valuation specialists:
●	evaluated the Company’s selection of valuation methodologies and
●	evaluated the reasonableness of the discount rate by (1) testing the source information underlying the determination of the discount rate and testing the mathematical accuracy of the calculation and (2) developing a range of independent estimates and comparing those to the discount rate selected by management.

Fair value less costs to sell biological assets

As discussed in Note 6 and Note 5 to the consolidated financial statements, the Company’s consolidated biological assets related to cannabis is $78,600 thousand, and fair value adjustment to the inventory related to biological assets is $133,311 thousand at December 31, 2021. Biological assets are carried at fair value less costs to sell prior to harvest. The valuation of fair value less costs to sell requires management to make significant judgements and assumptions relating to the stage of growth of the cannabis, sales price and expected yields.

We identified the assessment of the evaluation of the fair value of biological assets as a critical audit matter, as there was significant judgement by management when developing estimates. This led to a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate management’s estimate of fair value less costs to sell and the significant assumptions, including the stage of growth, sales price and expected yields. In addition, the nature of the process for cannabis biological assets valuation is manual and requires management to use complex spreadsheet models to estimate the fair value less costs to sell. The models must use a variety of inputs and source data. Auditing the fair value measurement of cannabis biological assets required an increased extent of audit effort.

Our audit procedures to address this critical audit matter included, among others:

●	obtain understanding of management’s process for developing the fair value estimate;
●	performing biological assets stock-counts in selected locations;
●	testing the model used to calculate the fair value less costs to sell;
●	testing the completeness, accuracy and relevance of the underlying data used in the calculation;
●	evaluating the significant assumptions used by management including the stage of growth, sales price and expected yields by i) assessing quantities and growth stage as compared to the plant’s birth date, and ii) assessing their reasonability considering historical actual information and observation of independent open source market prices.

Revenue recognition of non-routine wholesale transactions

The Company generates certain wholesale revenue under complex non-routine contract terms. As discussed in Note 23 to the consolidated financial statements, the Company has determined to make certain adjustments to the wholesale revenue figures due to the incorrect treatment in the previously reported consolidated financial statements for the year ended December 31, 2021.

We identified the treatment of non-routine wholesale revenue transactions a critical audit matter as the accurate revenue recognition on these transactions requires a higher degree of auditor judgment. Judgement was required to assess whether such transactions met the requirement of IFRS 15 Revenue from Contracts with Customers, and to assess if the transactions had commercial substance and resulted in revenue being recognized. Auditor judgement was also

PKF Antares Professional Corporation, Chartered Professional Accountants

Suite 700, 602 12 Avenue SW, Calgary, Canada, T2R 1J3

T: +1 403 375 9955, www.pkfantares.com

PKF Antares Professional Corporation, Chartered Professional Accountants (“PKF Antares”) is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

required to assess whether the recording of revenue was accurate and consistent with the terms and conditions associated with certain non-routine third-party wholesale transactions.

Our audit procedures to address the critical audit matter included the following, among others:

●	obtained and assessed analysis performed by the management and independent professionals engaged by the Audit Committee;
●	obtained agreements and understood the terms and conditions associated with certain third-party wholesale transactions and assessed whether the accounting treatment is consistent with the terms and conditions and requirements of IFRS 15;
●	assessed internal controls over revenue recognition on wholesale transactions;
●	compared bulk sales of dried cannabis flower and oil in the wholesale sales channel to customer contracts, shipment documentation and third party payment support;
●	compared sales with customers for the potential reciprocal purchases of other products from the same counterparties;
●	tested customer rebates for the wholesale transactions with key customers;
●	performed revenue cut-off testing to ensure adequacy on recognition period of revenue.

We have served as the Company’s auditor since 2018.

/s/PFK Antares
Professional Corporation

Calgary, Alberta	Chartered Professional Accountants
May 1, 2023

PKF Antares Professional Corporation, Chartered Professional Accountants (“PKF Antares”) is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of directors of Curaleaf Holdings, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Curaleaf Inc.’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the restated consolidated statements of financial position of the Company as of December 31, 2021, the related restated consolidated statements of profits and losses and other comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), prepared in accordance with the International Financial Reporting Standards, and our report dated May 1, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses identified and included in management’s assessment related to:

●	Ineffective review, implementation, and insufficient evidence of management review over non-routine transactions including but not limited to business combinations.
●	Insufficient resources to ensure appropriate segregation of duties.
●	Inadequate review around the completeness and accuracy of complex spreadsheets related to the valuation of biological assets.
●	Untimely implementation of access and change management control processes which resulted in deficiencies within information technology general and application controls.
●	Ineffective control environment to ensure adherence to the Company’s Code of Ethical Conduct. This resulted in failures by members of the sales group to communicate relevant facts necessary for the accounting group to properly conclude on transactions which led to incorrect accounting treatment of certain wholesale revenue transactions.
●	Controls pertaining to wholesale revenue were not sufficiently designed or implemented to reasonably assure the accurate recording of wholesale revenue in the correct reporting periods, and in accordance with relevant accounting standards.
●	The Company did not have sufficient personnel with an appropriate level of knowledge, experience, and training commensurate with the complexity of the transactions and the financial reporting requirements.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired EMMAC Life Science Limited (EMMAC), Colorado Cannabis Association, LLC, Farm Boy, LLC, Baseball 18, LLC, Los Suenos LLC, Emerald Fields Glow. LLC, Los Suenos Farms LLC, High Colorado Farms, LLC and GG Real Estate LLC (collectively, Los Suenos) during 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, EMMAC’s and Los Suenos’s internal control over financial reporting associated with approximately 8% of the Company’s current assets, 13% of total assets, 6% of current liabilities, 7% of total liabilities, as well as 2% of net revenues and 32% of net loss included in the consolidated financial statements of the Company as of and for the year ended December 31,

PKF Antares is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of EMMAC and Los Suenos.

Reissuance

We have previously audited the Company’s internal control over financial reporting as of December 31, 2021 and our report dated March 7, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. Subsequently additional material weaknesses have been identified which we included in this reissued report.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PFK Antares
Professional Corporation

Calgary, Alberta	Chartered Professional Accountants
May 1, 2023

PKF Antares Professional Corporation, Chartered Professional Accountants

Suite 700, 602 12 Avenue SW, Calgary, Canada T2R 1J3

T: +1 403 375 9955, www.pkfantares.com

PKF Antares is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Curaleaf Holdings, Inc.

Amended and Restated Consolidated Statements of Financial Position

(in thousands)

		December 31,
	Note	2021 (As Restated)	2020 (As Restated)
Assets
Current assets:
Cash and cash equivalents		$299,329	$73,542
Accounts receivable, net	3	60,427	28,830
Inventories, net	5	385,695	197,991
Biological assets	6, 21	78,600	46,210
Assets held for sale	7	80,583	58,504
Prepaid expenses and other current assets		35,667	10,140
Current portion of notes receivable	8	2,315	2,645
Total current assets		942,616	417,862
Deferred tax asset	16	2,593	5,528
Notes receivable	8	842	2,000
Property, plant and equipment, net	9	379,720	242,855
Right-of-use assets, net	19	285,111	267,168
Intangible assets, net	10	1,010,008	707,634
Goodwill	10	605,496	538,825
Investments		4,401	16,264
Prepaid acquisition consideration	4	—	132,234
Other assets		22,048	35,135
Total assets		$3,252,835	$2,365,505

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	21	$26,751	$47,043
Accrued expenses	21	87,583	57,475
Income tax payable		140,019	79,649
Current portion of lease liability	19	19,279	15,710
Current portion of notes payable	11	1,966	6,500
Current contingent consideration liability	4, 21	9,155	—
Liabilities held for sale	7	18,472	7,181
Other current liabilities	21	12,171	6,568
Total current liabilities		315,396	220,126
Deferred tax liability	16	299,333	200,805
Notes payable	11	434,123	285,001
Lease liability	19	298,281	270,495
Non-controlling interest redemption liability	21	72,140	2,694
Contingent consideration liability	4,21	28,839	1,898
Other long term liability	21	5,876	3,698
Total liabilities		1,453,988	984,717

Shareholders’ equity:
Share capital		2,225,940	1,754,412
Treasury shares		(5,208)	(5,208)
Reserves		(162,085)	(177,744)
Accumulated other comprehensive income		(6,809)	—
Accumulated deficit		(301,038)	(190,071)
Redeemable non-controlling interest contingency	21	(72,140)	(2,694)
Total Curaleaf Holdings, Inc. shareholders' equity		1,678,660	1,378,695
Non-controlling interest	21	120,187	2,093
Total shareholders’ equity		1,798,847	1,380,788
Total liabilities and shareholders’ equity		$3,252,835	$2,365,505

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Amended and Restated Consolidated Statements of Profits and Losses and Other Comprehensive Loss

(in thousands, except for share and per share amounts)

		Year ended
		December 31,
	Note	2021 (As Restated)	2020 (As Restated)
Revenues:
Retail and wholesale revenues		$1,193,673	$586,219
Management fee income		2,317	40,418
Total revenues		1,195,990	626,637
Cost of goods sold	5	617,582	311,148
Gross profit before impact of biological assets		578,408	315,489
Realized fair value amounts included in inventory sold	5	(365,642)	(149,586)
Unrealized fair value gain on growth of biological assets	6	465,180	224,610
Gross profit		677,946	390,513
Operating expenses:
Selling, general and administrative	14	370,106	227,274
Share-based compensation	13	45,632	30,879
Depreciation and amortization	9, 10, 19	96,217	59,923
Total operating expenses		511,955	318,076
Income from operations		165,991	72,437
Other income (expense):
Interest income		629	6,484
Interest expense		(53,549)	(47,903)
Interest expense related to lease liabilities	19	(36,713)	(21,099)
Gain (loss) on investment		(2,974)	37,560
Loss on impairment of goodwill and other intangible assets	10	(14,573)	(23,659)
Other income (expense)	7, 11, 15	(3,658)	6,976
Total other expense		(110,838)	(41,641)
Income before provision for income taxes		55,153	30,796
Income tax expense		(173,926)	(87,550)
Net loss		(118,773)	(56,754)
Less: Net income (loss) attributable to non-controlling interest	22	(7,399)	407
Net loss attributable to Curaleaf Holdings, Inc.		$(111,374)	$(57,161)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	17	$(0.16)	$(0.10)
Weighted average common shares outstanding – basic and diluted	17	698,759,274	557,192,899

Net loss		$(118,773)	$(56,754)
Foreign currency translation differences		(9,996)	—
Total comprehensive loss		$(128,769)	$(56,754)
Less: Comprehensive income (loss) attributable to non-controlling interest		(10,548)	407
Comprehensive loss attributable to Curaleaf Holdings, Inc.		$(118,221)	$(57,161)

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Amended and Restated Consolidated Statements of Changes in Equity

(in thousands, except for share amounts)

	Share Capital (Note 12)			Treasury	Share-Based			Accumulated Other		Redeemable Non -	Total Curaleaf Holdings, Inc.		Redeemable	Total
	# of Shares			Shares	Reserves	Other	Total	Comprehensive	Accumulated	Controlling Interest	Shareholders'	Non-Controlling	Non-Controlling	Shareholders’
	SVS	MVS	Amount	(Note 12)	(Note 13)	Reserves	Reserves	Income	Deficit	Contingency	Equity	Interest	Interest	Equity
Balances as of December 31, 2019	366,114,366	103,970,705	$693,699	$(5,208)	$20,517	$(167,336)	$(146,819)	$—	$(132,910)	$(2,694)	$406,068	$2,156	$(4,778)	$403,446
Issuance of shares in connection with acquisitions	173,460,668	—	969,479	—	—	—	—	—	—	—	969,479	—	—	969,479
Issuance of shares in connection with private placement, net of issuance costs	4,383,698	—	30,236	—	—	(5,684)	(5,684)	—	—	—	24,552	—	—	24,552
Issuance of shares in connection with license success fee	245,629		2,348	—	—	—	—				2,348			2,348
Minority buyouts	6,163,920	—	45,748	—	—	(39,254)	(39,254)	—	—	—	6,494	—	4,308	10,802
Exercise and forfeiture of stock options	9,052,775	—	12,902	—	(9,891)	—	(9,891)	—	—	—	3,011	—	—	3,011
Share-based compensation	—	—	—	—	22,386	—	22,386	—	—	—	22,386	—	—	22,386
Non cash bonus	410,084	—	—	—	1,518	—	1,518	—	—	—	1,518	—	—	1,518
Conversion of MVS to SVS	10,000,000	(10,000,000)	—	—	—	—	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	—	(57,161)	—	(57,161)	(63)	470	(56,754)
Balances as of December 31, 2020 (As Restated)	569,831,140	93,970,705	$1,754,412	$(5,208)	$34,530	$(212,274)	$(177,744)	$—	$(190,071)	$(2,694)	$1,378,695	$2,093	$—	$1,380,788
Issuance of shares in connection with public offering	18,975,000	—	240,569	—	—	(1,262)	(1,262)	—	—	—	239,307	—	—	239,307
Issuance of shares in connection with acquisitions	18,954,889	—	209,429	—	—	—	—	—	—	—	209,429	—	—	209,429
Acquisition escrow shares returned and retired	(745,915)	—	(5,078)	—	—	(3,234)	(3,234)	—	—	—	(8,312)	—	—	(8,312)
Initial NCI - Curaleaf International	—	—	—	—	—	—	—	—	—	(72,140)	(72,140)	130,798	—	58,658
Minority buyouts	722,577	—	8,240	—	—	(10,265)	(10,265)	—	407	2,694	1,076	(2,118)	—	(1,042)
Foreign currency exchange variance	—	—	—	—	—	—	—	(6,809)		—	(6,809)	(3,187)	—	(9,996)
Exercise and forfeiture of stock options	6,495,288	—	16,205	—	(13,049)	—	(13,049)	—	—	—	3,156	—	—	3,156
Share-based compensation	136,750	—	2,163	—	43,469	—	43,469	—	—	—	45,632	—	—	45,632
Net loss	—	—	—	—	—	—	—	—	(111,374)	—	(111,374)	(7,399)	—	(118,773)
Balances as of December 31, 2021 (As Restated)	614,369,729	93,970,705	$2,225,940	$(5,208)	$64,950	$(227,035)	$(162,085)	$(6,809)	$(301,038)	$(72,140)	$1,678,660	$120,187	$—	$1,798,847

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Amended and Restated Consolidated Statements of Cash Flows

(in thousands)

		Year ended
		December 31,
	Note	2021 (As Restated)	2020 (As Restated)
Cash flows from operating activities:
Net loss		$(118,773)	$(56,754)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization		132,644	79,713
Share-based compensation		45,632	29,361
Non-cash bonus		—	1,518
Non-cash interest expense		44,859	6,590
Unrealized gain on changes in fair value of biological assets	6	(465,180)	(224,610)
Realized fair value amounts included in inventory sold	5	365,642	149,586
Impairment loss		14,573	23,659
(Gain)/loss on debt retirement		152	—
(Gain)/loss on investment		2,974	—
(Gain)/loss on sale of property, plant and equipment		3,333	550
Deferred taxes		19,214	11,720
Gain on contingent liability		—	(37,566)
Changes in operating assets and liabilities
Accounts receivable		(25,259)	5,956
Biological assets		80,414	55,707
Inventories		(180,107)	(92,384)
Prepaid expenses and other current assets		(24,902)	4,748
Other assets		5,641	(17,702)
Accounts payable		(10,298)	9,958
Income taxes payable		59,768	57,753
Accrued expenses		15,709	4,552
Net cash provided by (used in) operating activities		(33,964)	12,355
Cash flows from investing activities:
Purchases of property, plant and equipment, net		(171,955)	(126,273)
Proceeds from sale of entity		29,828	1,004
Payments made on completion on acquisitions		(37,820)	(59,695)
Prepayment of acquisition consideration		—	(7,500)
Cash acquired from acquisitions		14,500	—
Payments received on notes receivable		3,717	(4,646)
Note receivable from third party		(2,244)	—
Net cash used in investing activities		(163,974)	(197,110)
Cash flows from financing activities:
Cash received from financing agreement		531,093	186,235
Proceeds from sale leaseback		24,419	42,466
Debt issuance costs		(5,564)	—
Minority buyouts		(1,190)	(2,508)
Prepayment Penalties on retired notes payable		(23,827)	—
Lease liability payments	19	(52,775)	(26,762)
Proceeds from minority interest investment in Curaleaf International		83,979	—
Cash received in private placement		—	24,552
Principal payments on notes payable		(366,749)	(2,920)
Acquisition escrow shares returned and retired		(8,312)	—
Exercise of stock options		3,157	3,013
Issuance of common shares, net of issuance costs		240,569	—
Net cash provided by financing activities		424,800	224,076
Net change in cash		226,862	39,321
Cash at beginning of period		73,542	42,310
Cash held for sale		—	(8,089)
Effect of exchange rate on cash		(1,075)	—
Cash at end of period		$299,329	$73,542
Supplemental disclosure of cash flow information:
Cash paid for interest		33,439	38,133
Cash paid for income tax		91,786	21,498
Supplemental disclosure of non-cash investing and financing activities:
Recognition of right-of -use assets and lease liabilities		—	85,127
Issuance of shares in connection with minority buyouts		—	10,802
Issuance of shares in connection with acquisitions		209,429	969,479
Issuance of shares in connection with license success fee		—	2,348
Cash Paid for EMMAC to former EMMAC owners by Minority Interest Holder		46,844	—
Contingent consideration incurred in connection with acquisitions		29,311	36,494
Forgiveness of note receivable in connection with acquisition		—	65,868
Write off of prior debt deferred costs		2,182	—
Redeemable NCI		6,922	—
Equity issuance		51,130	—

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Notes to Amended and Restated Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 1 – Operations of the company

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf”, or the “Group”), formerly known as Lead Ventures, Inc. (“LVI”), was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing, and cannabis research.

On October 25, 2018, the Company completed a reverse takeover transaction, and completed a related private placement which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”.

On April 7, 2021, the Company established an overseas subsidiary named Curaleaf International Holdings Limited (“Curaleaf International”) together with a strategic investor who provided initial capital for a 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Subsequently, Curaleaf International acquired EMMAC Life Sciences Limited (“EMMAC”), the largest vertically integrated independent cannabis company in Europe (see Note 4 – Acquisitions).

The head office of the Company is located at 420 Lexington Ave, New York, New York 10170. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.

For the purposes of these amended and restated consolidated financial statements (the “Financial Statements”), the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics, or similar terms specifically relate only to the Company’s licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable local law and associated regulations.

Note 2 – Basis of presentation

The accompanying Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect as of and for the year ended December 31, 2021.

Unless otherwise indicated, the information in these Financial Statements is current as of December 31, 2021.

These Financial Statements were approved and authorized by the Board of Directors of the Company on April 28, 2023.

Functional currency

The Company’s and its United States (“U.S.”) subsidiaries’ functional currency, as determined by management, is the U.S. dollar (“USD”). The Financial Statements are presented in thousands USD unless otherwise stated. The Company's international subsidiaries' functional currencies, as determined by management, are the Sterling Pound (“GBP”), the Euro, and the Swiss Franc (“CHF”). The financial statements of the Company's international subsidiaries are converted from GBP, Euro, and CHF to USD using the period's average rate for profit and loss amounts and the period end rate for balance sheet items. Conversion adjustments are recognized within accumulated other comprehensive income, which is a component of equity.

Changes in presentation

Where necessary, corresponding figures have been adjusted to conform to the presentation of the current year amounts.

The International Accounting Standard 1 - Presentation of Financial Statements, requires an entity to present a statement of financial position at the beginning of the earliest comparative period (“opening statement of financial position”) when such entity applies an accounting policy retrospectively or makes a retrospective restatement or when it reclassifies items in its financial statements.

The requirement to present the additional opening statement of financial position, when the Company has made a restatement or reclassification, extends to the information in the related notes. The Company has recorded measurement period adjustments to business acquisitions during the one-year remeasurement period (see Note 4 – Acquisitions and Note 10 – Goodwill and intangible assets) and has updated the changes in the carrying amount of goodwill and identifiable intangible assets as presented in 2020 to align with current year presentation (see Note 10 – Goodwill and intangible assets). The Company adjusted the property, plant and equipment presentation to align with the current year presentation of held for sale amounts (see Note 9 – Property, plant and equipment). The Company adjusted the presentation of inventories to reflect the categorization of packaging and hardware as raw materials instead of consumables finished goods to align with current year presentation (see Note 5 – Inventories). The Company updated the Key Management Compensation as presented in 2020 to align with current year presentation (see Note 20 – Related party transactions). The Company adjusted the presentation of the comparative period financial statements presented in 2020 to align with the current year presentation (see Consolidated Statements of Financial Position, Consolidated Statements of Profits and Losses and Other Comprehensive Loss and Note 23 – Restatement). The Company considered materiality and concluded that it is sufficient to present such information only in those notes that have been impacted by a reclassification, as the Financial Statements and other notes of the Financial Statements have not been impacted by the reclassifications. The omission of the notes to the additional opening statement of financial position is therefore, in the Company’s view, not material.

During the period ended December 31, 2021, subsequent to the measurement period for the acquisition of Select (as defined in Note 4 – Acquisitions), management discovered an error related to purchase accounting and the related business combination disclosures. Additionally, the Company adjusted the presentation the non-controlling interest’s share of foreign currency translation differences within the audited Consolidated Statements of Changes in Equity. Finally, during the period ended December 31, 2021, management discovered an error related to disclosures of the number of share options and restricted stock units (“RSUs”) forfeited, expired, and outstanding as of December 31, 2020 as well as related to certain purchases and sales of products through the Company’s wholesale channel. See further details regarding such restatements at Note 23 - Restatement. The restatements have no impact to the opening balance of the comparative statements of financial position.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the Financial Statements from the date control commences until the date control ceases.

Non-controlling interests (“NCI”) are measured initially at their fair value at the date of acquisition. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in the statement of profits or losses. Any interest retained in the former subsidiary is measured at fair value when control is lost.

These Financial Statements include the accounts of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned, and other entities consolidated on a basis other than of ownership:

		December 31,	December 31,
	Operations	2021	2020
Business name	Location	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	-
MI Health, LLC	MD	100%	-
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
Curaleaf International Holdings, Limited	Guernsey, UK	68.5%	-
CLF MD Processing, LLC	MD	-	100%
Windy City Holding Company, LLC	IL	-	-
Grassroots OpCo AR, LLC	IL	-	-
Remedy Compassion Center, Inc	ME	-	-
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	-	-

All intercompany balances and transactions are eliminated on consolidation.

Basis of measurement

The Financial Statements have been prepared on a historical cost basis, except for biological assets and assets held for sale, which are measured at fair value less costs to sell; inventory measured at lower of cost or net realizable value (“NRV”); notes receivable amortized through profit or loss; and liabilities for cash-settled share-based payment arrangements and contingent considerations assumed in a business combination, which are recorded at fair value. Historical costs are generally based upon the fair value of the consideration given in exchange for assets and contractual obligation for liabilities.

Cash and cash equivalents

The Company considers all highly liquid instruments with original maturities at time of purchase of 90 days or less to be cash equivalents.

Inventories

Inventories are stated at lower of cost or NRV. NRV is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. Packaging and supplies are initially valued at cost. The Company utilizes the most reliable evidence available to determine if inventories should be written-down below their current carrying values. The direct and indirect costs of inventories initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labor, and depreciation expense on equipment involved in trimming and packaging. All direct and indirect costs related to inventories are capitalized as they are incurred and subsequently recorded within the line item “cost of goods sold” in the consolidated statements of profits and losses at the time the product is sold.

Biological assets

Expenditures incurred on biological assets are measured on initial recognition and at the end of each reporting period at their fair value less costs to sell in accordance with IAS 41 – Agriculture. The unrealized gain or loss arising on initial recognition of such biological assets at fair value less costs to sell and the change in fair value less costs to sell of biological assets are included in the consolidated statements of profits and losses for the period in which it arises. While the Company’s biological assets are within the scope of IAS 41, the direct and indirect costs of production are determined using an approach similar to the recognition criteria within the scope of IAS 2 – Inventories. These production costs incurred during the growing process are capitalized and included in the fair value of biological assets. These direct and indirect costs include but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facilities costs associated with cultivation. Capitalized costs are subsequently recorded within the line item “cost of goods sold” in the consolidated statements of profits and losses in the period that the related product is sold.

Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Estimated useful life
Information technology	3 to 5 years
Furniture and fixtures	3 to 7 years
Building and improvements	15 to 39 years
Leasehold improvements	Remaining useful life or lease term

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively if appropriate. Construction in progress is measured at cost. Upon completion, construction in progress will be reclassified as building or leasehold improvements depending on the nature of the assets and depreciated over the lesser of the estimated useful life of the asset or term of the lease. Subsequent expenditures are capitalized only if it is probable that the expenditure will provide future economic benefits to the Company.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the consolidated statements of profits and losses in the year the asset is derecognized. IAS 36 – Impairment of Assets (“IAS 36”) requires that tangible assets be carried at no more than their recoverable amount. To meet this objective, the Company tests all assets that are within this scope for the existence of potential impairment.

Intangible assets subject to amortization

Intangible assets include intellectual property either owned by the Company or for which the Company has a license and include licenses to cultivate, process and sell cannabis, trade names, customer lists, know-how, and non-compete agreements obtained through business acquisitions. Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired. Generally, the Company utilizes the discounted cash flow method for valuing licenses and know-how; the relief from royalty method for valuing trade names; the with or without cash flow method for valuing non-compete agreements; and, the replacement cost method for valuing customer lists. For business in which licenses are acquired, but are not considered the primary asset, the Company typically values licenses utilizing the replacement cost method. Intangible assets with finite lives are amortized over their estimated useful lives and reported net of accumulated amortization, separately from goodwill. Amortization is calculated on the straight-line method based on the following estimated useful lives:

Estimated useful life
Licenses	5-30 years
Trade names	1-20 years
Service Agreements	5-10 years
Intellectual property and know-how	5-15 years
Non-compete agreements	1-15 years
Customer list	1-5 years

The estimated useful lives, residual values, and amortization methods are reviewed at each financial year-end, and any changes in estimates are accounted for prospectively. IAS 36 requires that intangible assets be carried at no more than their recoverable amount. To meet this objective, the Company tests all assets that are within this scope for potential impairment.

Subsequent expenditures are capitalized only when expenditures increase the future economic benefits embodied in the specific assets to which the expenditure relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in the consolidated statements of profits and losses as incurred.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating units (“CGU” or “CGUs”) which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based on jurisdiction and the Select brand. The Company has determined that the goodwill recognized in connection with all acquisitions to date belong to the cannabis operations segment.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statements of profits and losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Debt with warrants and convertible options

The Company issues debt that may have separate warrants, conversion features, or no equity-linked attributes which are accounted for as compound or hybrid financial instruments based on its features.

Convertible notes and debt with warrants classified as compound financial instruments are accounted for separately by their components: a financial liability and an equity instrument. The liability component is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognized at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method. The equity component is not remeasured. No gain or loss is recognized at maturity or early conversion of the debt.

For convertible notes and debt with warrants classified as hybrid financial instruments, the Company elects on an instrument by instrument basis to bifurcate embedded derivatives or to fair value the entire instrument.

Leased assets

The Company primarily leases office and production facilities, warehouses, production equipment and vehicles. The Company assesses service arrangements to determine if an asset is explicitly or implicitly specified in the agreement and if the Company has the right to control the use of the identified asset.

The right-of-use asset is initially measured at cost, which is primarily comprised of the initial amount of the lease liability, plus initial direct costs and lease payments at or before the lease commencement date, less any lease incentives received, and is amortized on a straightline basis over the remaining lease term. All right-of-use assets are reviewed periodically for impairment. The lease liability is initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The Company elected to recognize expenses for leases with a term of 12 months or less on a straight-line basis over the lease term and not to recognize these short-term leases on the balance sheet. Leases have varying terms with remaining lease terms of up to approximately 21 years. Certain of the Company’s lease arrangements provide the Company with the option to extend or to terminate the lease early.

Lease payments included in the measurement of the lease liability comprise (a) fixed payments, including in-substance fixed payments; (b) variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; (c) amounts expected to be payable under a residual value guarantee; and (d) the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early. At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Income taxes

Income tax expense comprises current and deferred tax. It is recognized in the consolidated statements of profits and losses except to the extent that it relates to a business combination, or items recognized directly in equity or in other income. Interest and penalties related to income taxes, including uncertain tax treatments, are accounted for under IFRIC 23 – Uncertainty over Income Tax Treatments. Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable with respect to previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
●	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset only if certain criteria are met.

Revenue recognition

The Company generates revenue from the sale of cannabis, cannabis related products, and provision of services.

In accordance with IFRS 15 – Revenue from Contracts with Customers, the Company uses the following five-step approach to determine the timing and amount of revenue to be recognized:

i.	identify the contract with the customer;
ii.	identify the performance obligation(s) in the contract;
iii.	determine the transaction price;
iv.	allocate the transaction price to the performance obligation(s); and
v.	recognize revenue when (or as) performance obligation(s) is/are satisfied.

Revenue from the sale of cannabis is recognized at the point in time when control over the goods has transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer. Revenue from management services fees is recognized over the term of the arrangement as services are provided. Revenue is presented net of discounts and sales and other related taxes.

Share-based payment arrangements

The Company measures all share-based payment arrangements to employees and directors at the fair value on the date of the grant. The Company uses the Black-Scholes valuation model to determine the grant-date fair value of options and warrants. The inputs into the Black-Scholes valuation model, including the expected term of the instrument, expected volatility, risk-free interest rate, and dividend rate are determined by reference to the underlying terms of the instrument, and the Company’s experience with similar instruments. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. The grant-date fair value of equity-settled share-based payment arrangements is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date.

Earnings per share, basic and diluted

The Company presents basic and diluted earnings per share. Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, for the effects of all dilutive potential shares, which comprise warrants, convertible debt and options issued. Items with an anti-dilutive impact are excluded from the calculation. The number of shares included with respect to options, warrants, and similar instruments is computed using the treasury stock method.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Financial assets and financial liabilities are recognized in the consolidated statements of financial position at the time the Company becomes a party to the contractual provisions of the financial instrument.

Initial measurement of financial assets and financial liabilities

Financial assets and liabilities are recognized at fair value upon initial recognition plus any directly attributable transaction costs when not subsequently measured at fair value through profit or loss. Transaction costs are expensed in the period incurred through the consolidated statements of profits and losses (“FVTPL”).

Subsequent measurement

Measurement in subsequent periods is dependent on the classification of the financial instrument. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (“OCI”). This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or fair value through other comprehensive income (loss) (“FVTOCI”) as described below are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Put/Call Right

A put/call right represents a financial liability that is recorded at the present value of the redemption amount, with subsequent changes in fair value recognized in equity within the redeemable NCI line item. The right represents a level 3 financial instrument that is valued at each reporting period utilizing a Monte Carlo simulation valuation model.

Classification

The Company classifies its financial instruments in the following categories: at FVTPL, at FVTOCI or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives), or the Company has opted to measure them at FVTPL.

Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities, including accounts receivable and notes receivables, at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of profits and losses. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of profits and losses in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company recognizes in the consolidated statements of profits and losses, as an impairment loss or gain, the amount of expected credit losses or reversal that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of profits and losses.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of profits and losses.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s Financial Statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated Financial Statements are described below.

Biological assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of biological assets, the Company uses observable market data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company reevaluates market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process, and whether the acquired set has the ability to produce outputs.

One of the most significant estimates relates to the determination of the fair value of assets and liabilities of the acquiree. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the consolidated statements of profits or losses at the date of acquisition. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the consolidated statements of profits or losses. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the consolidated statements of profits or losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by Amendments to IFRS 3 – Business Combinations (the “IFRS 3 Amendment”). The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields, and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill impairment

Goodwill is allocated to the CGU or CGUs which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based on jurisdiction and the Select brand.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess of impairment amount is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statements of profits or losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Assets held for sale

The Company classifies assets held for sale in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations (“IFRS 5”). When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 7 – Assets and liabilities held for sale).

NCI and NCI Redemption Liability

NCI represents equity interests in the Company’s subsidiaries that are owned by parties that are not shareholders of Curaleaf Holdings, Inc. The share of net assets attributable to NCI is presented as a component of equity. The NCI’s share of net income or loss is recognized directly in equity. Changes in the Company’s ownership interest that do not result in a loss of control are accounted for as equity transactions. Certain NCIs are subject to put/call rights which are recorded as a financial liability at the present value of the redemption amount, with subsequent changes in fair value recognized in equity within the redeemable NCI line item.

COVID-19 estimation uncertainty

The Company is closely continuing the impact of the COVID-19 pandemic on all aspects of its business. The duration of the business disruptions and related impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Financial Statements will change in the near term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. Most specifically, the sudden emergence of the Omicron variant in November 2021 resulted in significant travel and other restrictions being reimposed in several jurisdictions and in reduced retail traffic globally. Future developments on COVID-19 are highly uncertain and out of the Company’s control. Prolonged disruptions due to the pandemic, including the emergence of new COVID-19 variants or mutations, delays in the global vaccination rollout and potential declines in vaccine efficacy, may negatively impact our operations and result in temporary closures of our retail stores, lower retail store traffic, and staff shortages.

New, amended and future IFRS pronouncements

The Company has implemented all applicable IFRS standards recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

The following is a brief summary of the new standards issued but not yet effective as of the reporting date:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Annual Improvements to IFRS Standards 2018-2020

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020. The pronouncement contains amendments to International Financial Reporting Standards as result of the IASB's annual improvements project. The Annual Improvements to IFRS Standards 2018-2020 include amendments to IFRS 1, IFRS 9, and IAS 41, which are all effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The only update applicable to the Company is the amendment to IFRS 9. The Company early adopted this guidance during the year ended December 31, 2021.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“Amendments to IAS 12”). The Amendments to IAS 12 clarify how companies account for deferred tax on transactions such as leases and de-commissioning obligations. The main change in this amendment is that the initial recognition exemption in IAS 12.15(b) and IAS 12.24 is clarified to not be applicable to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. The Amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

Note 3 – Accounts receivable

Accounts receivable consist of the following:

	December 31,
	2021	2020
Trade accounts receivable	$60,065	$35,455
Other receivables	5,790	2,447
Transferred to assets held for sale	—	(4,536)
Total trade and other receivables	65,855	33,366
Less: expected credit losses	(5,428)	(4,536)
Accounts receivable, net	$60,427	$28,830

Note 4 – Acquisitions

A summary of acquisitions completed during the years ended December 31, 2021 and 2020 is provided below:

	Year ended December 31, 2021
Purchase price allocation	EMMAC (2)	Grassroots Maryland (2)	Ohio Grown Therapies (1)	Los Sueños Farms, LLC (2)
Assets acquired:
Cash	$1,490	$11,976	$—	$1,025
Accounts receivable, net	19,318	2,424	—	763
Prepaid expenses and other current assets	—	66	—	38
Inventory	3,826	4,550	—	1,601
Biological assets	472	1,164	—	11,232
Property, plant and equipment, net	7,549	19,448	—	8,975
Right-of-use assets	4,360	726	—	2,043
Other assets	1,801	689	—	20
Intangible assets:
Licenses	228,446	112,460	20,000	1,200
Trade name	11,156	—	—	—
Non-compete agreements	3,294	—	—	140
Know How	114	—	—	3,020
Customer List	—	—	—	500
Goodwill	61,806	20,346	—	29,299
Deferred tax liabilities	(48,910)	(33,235)	—	—
Liabilities assumed	(27,171)	(8,382)	—	(3,696)
Consideration transferred	$267,551	$132,232	$20,000	$56,160

	Year ended December 31, 2020
Purchase price allocation	Cura (2) (As Restated)	Remedy (2)	Arrow (1)	MEOT (2)	Curaleaf NJ (2)	Blue Kudu (1)	Grassroots (2)	ATG (2)
Assets acquired:
Cash	$12,755	$172	$711	$395	$3,667	$276	$29,624	$7,253
Accounts receivable, net	11,027	15	—	129	1,995	350	5,486	—
Prepaid expenses and other current assets	2,232	3	—	15	405	—	5,675	787
Inventory	22,074	227	508	1,418	4,962	123	13,174	3,455
Biological assets	—	79	—	705	2,340	—	4,571	379
Property, plant and equipment, net	7,465	319	1,854	1,081	6,187	56	40,348	4,397
Right-of-use assets	9,047	108	2,058	1,812	41,518	812	114,665	1,555
Other assets	832	—	—	1,034	46	—	20,842	—
Intangible assets:
Licenses	640	—	38,435	—	57,580	3,845	353,529	24,690
Trade name	122,640	160	—	170	8,260	—	12,130	120
Service agreements	—	1,430	—	5,830	—	—	3,080	—
Non-compete agreements	5,580	—	—	—	—	—	19,290	—
Goodwill	181,933	909	—	561	22,863	—	213,803	19,072
Deferred tax liabilities	(29,132)	(480)	—	(1,680)	(20,525)	—	(117,720)	(9,397)
Liabilities assumed	(22,652)	(573)	(5,885)	(3,426)	(46,065)	(1,469)	(163,311)	(9,811)
Consideration transferred	$324,441	$2,369	$37,681	$8,044	$83,233	$3,993	$555,186	$42,500
(1)	Acquisition accounted for as an asset acquisition with the application of the IFRS 3 Amendment.
(2)	Acquisition accounted for as a business combination under IFRS 3.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales.

2021 acquisitions

EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales

On April 7, 2021, Curaleaf International completed the acquisition of EMMAC (the “EMMAC Transaction”), the largest vertically integrated independent cannabis company in Europe, in order to establish the Company’s presence and position the Company for continued growth in the European cannabis market. Base consideration for the EMMAC Transaction consisted of (i) approximately $45.2 million in cash, (ii) the issuance of 15,714,390 SVS to benefit the former holders of ordinary shares of EMMAC with a fair value, based on a third party valuation that takes into account transfer restrictions and the time value of money, of approximately $178.6 million and (iii) 706,105 SVS to be held in escrow in accordance with the terms of the share purchase agreement with a fair value of approximately $7.4 million. The portion of the consideration paid through the issuance of SVS is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 5% of SVS from such restrictions at closing, and subsequent release of 5% of SVS from such restrictions at the end of each calendar quarter following the closing of the EMMAC Transaction. Additional consideration may become payable based upon the successful achievement of certain performance milestones including being permitted by a governmental entity in Europe to sell, produce, market, or distribute cannabis for recreational purposes on a temporary, trial, experimental, interim, study, or pilot basis, achieving revenue targets in 2022 in the UK and Germany markets, and dry flower production at the Terra Verde cultivation facilities of at least 10 tons during 2022. The total contingent consideration related to the EMMAC Transaction had a fair value of $27,207 as of the acquisition date. The Company also assumed a contingent consideration liability related to the EMMAC Transaction of Terra Verde in 2020, which had a fair value of $9.2 million. After working capital adjustments at closing, the total consideration for EMMAC was $267.6 million. During the year ended December 31, 2021, the Company made measurement period adjustments to the purchase price allocation recorded as of June 30, 2021. The measurement period adjustments resulted in a decrease in biological assets in the amount of $3.5 million, an increase in other assets in the amount of $0.1 million, an increase in intangible assets in the net amount of $0.1 million, and a decrease in goodwill in the amount of $30.9 million, a decrease in the deferred income tax liability in the amount of $23.2 million, and a decrease in liabilities assumed in the amount of $10.4 million. The Company finalized purchase price accounting during the second quarter of 2022. The Company incurred and expensed transaction costs of approximately $2.6 million related to the EMMAC Transaction.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the EMMAC Transaction had occurred as of January 1, 2021. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2021, or of the future consolidated operating results. For the EMMAC Transaction, total unaudited pro-forma revenue and net loss for the year ended December 31, 2021, was $1.2 million and $0.1 million, respectively.

Revenue and net loss from EMMAC included in the consolidated statements of profits or losses for the year ended December 31, 2021, was $18.8 million and $23.5 million, respectively.

Maryland Compassionate Care and Wellness, LLC (“MCCW”)

Through its acquisition of Grassroots (as defined below), the Company acquired an option to purchase MCCW from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval, which was received on May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland and the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Total consideration paid for MCCW $132.2 million of the total Grassroots consideration that had been allocated as prepaid acquisition consideration (see below). The

Company made a retrospective measurement period adjustment to the accounting for the acquisition recorded at June 30, 2021 as it relates to total consideration attributable to the acquisition. See further detail under the heading “2020 Acquisitions – GR Companies, Inc. a Delaware company (“Grassroots”)” below. The Company did not incur any additional expenses in relation to this acquisition.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the MCCW acquisition had occurred as of January 1, 2021. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2021, or of the future consolidated operating results. For the MCCW acquisition, total unaudited pro-forma revenue and net income for the year ended December 31, 2021, was $1.2 million and $1.1 million, respectively.

Revenue and net income from MCCW included in the consolidated statements of profits or losses for the year ended December 31, 2021, was $25.1 million and $10.3 million, respectively.

Ohio Grown Therapies, LLC, an Ohio limited liability company (“OGT”)

In May 2019, the Company entered into an agreement granting it an option to acquire the OGT license for $20 million in order to expand the Company’s cultivation and processing capacity in Ohio. Regulatory approval to complete the transaction was received in July 2021. In accordance with the purchase agreement, the Company paid $5 million cash in May 2019, $7.5 million in cash in July 2020, and the final $7.5 million in cash in July 2021 at closing. Upon closing, the full $20 million related to the acquisition, which was entirely attributable to the license acquired, was reclassified to intangibles. The Company incurred and expensed transaction costs to date of approximately $0.1 million.

Los Sueños Farms, LLC and its related entities

On October 1, 2021, the Company completed the acquisition of Los Sueños Farms and its related entities (“Los Sueños”), the largest outdoor grow in Colorado. Following the successful completion of the Los Sueños acquisition, Curaleaf gains three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity including land, equipment, and licensed operating entities; an 1,800 plant indoor grow; and two retail cannabis dispensary locations serving adult use customers. The Company acquired Los Sueños, the Company’s first outdoor grow, in order to increase cultivation capacity to accelerate the Company’s growth in and share of the Colorado market and in order to leverage Los Sueños’ outdoor cultivation expertise.

Following pre-closing adjustments, the aggregate consideration paid by the Company to acquire Los Sueños was comprised of (i) approximately $20.6 million payable in cash, (ii) the cash payoff of two notes in the aggregate amount of $9.4 million and (iii) the issuance of 2,539,474 SVS to the former owners of Los Sueños having a fair value, based on a third- party valuation taking into account transfer restrictions and the time value of money, of approximately $23.4 million. The portion of the consideration paid through the issuance of SVS was subject to a regulatory “hold period” and is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 20% of the SVS from such restrictions upon closing, and subsequent releases of 5% of the SVS from such restrictions at the end of each calendar quarter following closing. Additional consideration may become payable by the Company based upon the successful achievement of certain performance milestones including achieving cash flow targets in 2022 and obtaining enhanced tier licenses. The aggregate contingent consideration related to Los Sueños has a fair value of $2.7 million. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting.

The Company finalized purchase price accounting in the fourth quarter of 2022. The Company incurred and expensed transaction costs of approximately $0.5 million related to the Los Sueños acquisition.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Los Sueños Transaction had occurred as of January 1, 2021. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2021, or of the future consolidated operating results. For the Los Sueños acquisition, total unaudited pro-forma revenue and net income for the year ended December 31, 2021, was $1.2 million and $0.1 million, respectively.

Revenue and net loss from Los Sueños included in the consolidated statements of profits or losses for the year ended December 31, 2021, was $3.5 million and $6.3 million, respectively.

2020 acquisitions

Cura Partners, Inc., an Oregon corporation (“Cura” or “Select”)

On February 1, 2020, the Company completed the acquisition of Select through the Company’s subsidiary CLF Sapphire Holdings, Inc. The acquisition included Select's manufacturing, processing, distribution, and marketing operations, all adult-use and medical cannabis products marketed under the Select brand name, and all Select intellectual property (the “Cura Transaction”). The purpose of the Cura Transaction was to solidify the Company’s stance as one of the largest cannabis operators in the U.S. in terms of operational and wholesale footprint and position the Company for its next phase of growth in the adult-use market under the Select brand name.

Due to changes in market conditions, Curaleaf and Select mutually agreed on October 30, 2019 to reduce the base consideration payable upon closing of the Cura Transaction. Under the Amended and Restated Merger Agreement (the “Amended Merger Agreement”), the Company issued 55,000,000 SVS to the benefit of the former Select equity holders. The fair value of the shares issued upon closing was $251.9 million and the fair value of the shares issued and held in escrow was $17.4 million. There was an additional 40,555,556 SVS payable to former Select equity holders contingent upon Curaleaf achieving certain calendar year 2020 revenue targets based on Select-branded extract sales beginning at a target of $130 million with maximum achievement at $250 million. In addition, Select equity holders will also be eligible to receive an earn-out of up to $200 million from the issuance of additional SVS, contingent upon Curaleaf exceeding $300 million in calendar year 2020 revenue for Select-branded extract sales. The total contingent consideration related to Cura had a fair value of $28.4 million. Consideration also included the rollover of former Select option-holders to Curaleaf options. The fair value of the rollover options was $26.1 million. There were 2 dissenting Select shareholders who elected to receive cash in lieu of merger consideration; they were paid $0.6 million in April 2020. The Select earn-out criteria for the potential payout of an additional 40,555,556 SVS was not met as of the measurement date, and as a result the Company recorded a gain on the change in fair value of the contingent consideration of $28.4 million during the year ended December 31, 2020. The Company incurred transaction costs of approximately $7.5 million.

As described in Note 23 – Restatement, the purchase price allocation for the Select acquisition was retrospectively restated to correct an error identified in the Company’s initial identification and measurement of intangible assets in accordance with IFRS 3 and IAS 38 – Intangible Assets (“IAS 38”).

Arrow Alternative Care, Inc. (“Arrow 1”), Arrow Alternative Care #2, Inc. (“Arrow 2”), Arrow Alternative Care #3, Inc. (“Arrow 3”), each a Delaware corporation (collectively, the “Arrow Companies” or “Arrow”)

In March 2020, the Company signed definitive agreements to acquire Arrow 1, Arrow 2, and Arrow 3 (respectively, “Transaction 1”, “Transaction 2”, and “Transaction 3”, and collectively the “Arrow Transactions”), which operated licensed medical cannabis dispensaries in Stamford, Hartford, and Milford, Connecticut. The aggregated consideration paid for the Arrow Companies was $37.7 million, consisting of $16.3 million in cash and $21.4 million in SVS. The closing of Transaction 1 and Transaction 3 occurred in April 2020. While management’s control of, and all economic interest in, Arrow 2 were transferred to the Company in April 2020, the closing of Transaction 2 occurred on August 3, 2020. The consideration for Arrow 1 was $10.4 million and was paid in cash at closing. The consideration for Arrow 2 was $15 million, of which $9.3 million was paid in SVS and the remainder in cash. Finally, the consideration for Arrow 3 was $12.2 million which was paid by the issuance of 1,861,149 SVS. In August 2020, 27,334 “top up” shares were issued as additional consideration in connection with Transaction 3. The Company incurred transaction costs of approximately $0.2 million. The Company acquired Arrow due to its strategic locations in key metro areas in Connecticut.

Remedy Compassion Center, Inc. (“Remedy”)

Remedy owns and operates a duly licensed registered medical marijuana and cultivation facility in the state of Maine. In October 2016, the Company entered into a Management Services Agreement with Remedy (“Remedy MSA”) under which the Company provided services in the areas of cultivation, extraction, and other consulting. Under the Remedy MSA, Remedy maintained exclusive control and possession, and was solely responsible for final decision-making regarding all aspects of the business. The Company recognized management fee income for services rendered under the Remedy MSA.

Remedy operated as a Maine nonprofit corporation until February 2020, when changes in Maine regulations allowed for conversion to a for-profit corporation. In February 2020, Remedy converted to a for-profit corporation as approved by their independent Board of Directors. In connection with the conversion, the Remedy MSA was terminated and the Company entered into a Registered Dispensary Management Agreement (“Remedy Operating Agreement”). Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Remedy Operating Agreement, the Company has acquired operational control and substantially all of the economic benefit of Remedy's business (the “Remedy Acquisition”), which allows the Company to control Remedy in accordance with IFRS 10 – Consolidated Financial Statements (“IFRS 10”). The Company retains a right to acquire Remedy at such time as the residency requirement for ownership is lifted. Total consideration paid for the Remedy Acquisition was $2.4 million. The Company incurred immaterial transaction costs.

GR Companies, Inc., a Delaware company ("Grassroots")

In July 2019, the Company entered into an Agreement and Plan of Merger to acquire Grassroots (the “Grassroots Acquisition”). In June 2020, Curaleaf entered into an Amended and Restated Agreement and Plan of Merger (the "Grassroots Merger Agreement") which amended and restated the original definitive agreement and amended certain terms of the Grassroots Acquisition. The Company acquired Grassroots to continue its path forward in playing a leading role in the growth of the U.S. cannabis market. Closing of the Grassroots Acquisition occurred in July 2020.

At closing, the Company issued (i) 103,455,816 SVS to the benefit of the former holders of common stock of Grassroots which had a fair value of approximately $564.5 million, and (ii) 12,851,005 SVS to be held in escrow in accordance with the terms of the Grassroots Merger Agreement which had a fair value of approximately $71.4, million. In addition, the Company paid an amount of $51.5 million in connection with the closing of the Grassroots Acquisition, which included reimbursements of permitted capital expenditures and acquisitions that occurred between signing and closing, transaction related expenses, and replenishment of working capital.

At closing, the parties resolved that certain Grassroots assets in Illinois, Ohio, and a dispensary in Maryland, were designated for sale to comply with local limitations on license ownership. See further detail related to the reorganization of the Maryland and Illinois entities and the sale of the Ohio assets in Note 7 – Assets and liabilities held for sale. Due to the limitations on license ownership, the Company allocated $132.2 million for prepayment of acquisition consideration in July 2020. In May 2021, the Company received regulatory approval to own and operate MCCW, at which point the prepayment of acquisition amount was allocated to the assets and liabilities of MCCW. The fair value of the total consideration for Grassroots and MCCW was $687.4 million. The Company incurred and expensed transaction costs of approximately $7.6 million.

During the year ended December 31, 2021, the Company finalized the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method. The measurement period adjustments to the accounting for the business combination include the recognition of two additional licenses initially recognized as goodwill and other assets and liabilities assumed in the amount of $53.4 million. There is no effect to the consolidated statements of profits and losses and other comprehensive loss as one license is classified as held for sale and one license relates to an entity that has not yet commenced operations.

Virginia’s Kitchen, LLC, a Colorado company d/b/a Blue Kudu (“Blue Kudu”)

In February 2020, the Company signed a definitive agreement to acquire 100% of Blue Kudu, a Colorado-licensed processor and producer of cannabis edibles, operating an 8,400 square foot facility in Denver, Colorado. The transaction closed in July 2020. The consideration consisted of 322,580 SVS at a fair value of $2.1 million, $1.4 million payable in cash at closing of the transaction, and a 5% note of up to $0.5 million due ten and one half months from closing.  The Company incurred transaction costs of approximately $0.1 million. The Company acquired Blue Kudu as a strategic move to support the Company’s planned expansion of its Select brand throughout the state of Colorado.

Curaleaf NJ, Inc. (“CLNJ”)

In February 2011, the Company entered into a Management Services Agreement (“NJ MSA”) with CLNJ (formerly Compassionate Sciences ATC Inc.). As required under state law, CLNJ was formed as a New Jersey nonprofit corporation without shareholders, acting through its governing body, the Board of Trustees (“NJ Board”). CLNJ operated medical dispensary, processing, and cultivation facilities as permitted by the state of New Jersey. Under the NJ MSA, the Company acted as an independent contractor providing services in the areas of cultivation, extraction, and other consulting services. The Company recognized management fee income for services rendered under the NJ MSA. In addition to the NJ MSA, the Company entered into a Conditionally Convertible Promissory Note (“NJ Note”). The NJ Note allowed the Company to acquire CLNJ when the regulations in New Jersey changed to allow nonprofit corporations to convert to for-profit corporations.

In July 2019, New Jersey Governor Murphy signed an amendment to the New Jersey Compassionate Use Medical Marijuana Act (the “Act”) known as the Jake Honig Compassionate Use Medical Cannabis Act (“Jake Honig Act”). The Jake Honig Act authorized the New Jersey nonprofit corporations that hold Alternative Treatment Center Permits (“ATC Permits”) to sell or transfer their permits and other assets to for-profit entities. Due to changes in New Jersey regulations, CLNJ received approval from the state of New Jersey for the transfer of the ATC Permit to Curaleaf NJ II, Inc., a wholly owned subsidiary of the Company. In conjunction with the transfer of the ATC Permit, the Company entered into an Asset Purchase Agreement (“CLNJ APA”). As part of the CLNJ APA, CLNJ agreed to sell and transfer the ATC Permit and substantially all of its other assets to Curaleaf NJ II. The transaction closed in July 2020. As a result of the closing of the sale and transfer of the assets, the $83.2 million balance of the NJ Note was applied to the purchase price. The Company incurred immaterial transaction costs. The Company acquired CLNJ due to its presence in the state of New Jersey and its growing market.

Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy) (“MEOT”)

MEOT owns and operates a duly licensed registered medical marijuana and cultivation facility in the state of Maine. In January 2017, the Company entered into a Management Services Agreement with MEOT (“MEOT MSA”) under which the Company provided services in the areas of financial services, compliance consulting, and human resources management. Under the MEOT MSA, MEOT maintained exclusive control and possession, and was solely responsible for final decision-making regarding all aspects of the business, and the Company acted solely in an advisory capacity. The Company recognized management fee income for services rendered under the MEOT MSA.

The MEOT MSA was terminated in July 2020, and MEOT entered into a new MSA agreement (“Verdure MSA”) with Verdure, Inc. (“Verdure”), an entity in which the Company’s Executive Vice Chairman, Joseph Lusardi, had an ownership interest. The Company acquired Verdure in July 2020 for $8 million in cash and a cash earn-out of $2 million based on MEOT’s achievement of certain earnings targets. The fair value of the earn-out was $0.04 million. Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Verdure MSA, the Company has acquired operational control and substantially all of the economic benefit of MEOT’s business. The acquisition of Verdure resulted in the Company controlling MEOT in accordance with IFRS 10. The Company retains a right to acquire MEOT at such time as the residency requirement for ownership is lifted. The Company incurred immaterial transaction costs. The Company acquired operational control and substantially all of the economic benefit of MEOT due to its presence in the state of Maine and its growing market.

PalliaTech Florida LLC

On January 10, 2020, the Company acquired an 11.4% equity interest in PalliaTech Florida LLC from certain other minority equity holders for consideration of $2.5 million paid in cash and 1,772,062 SVS. On August 17, 2020, the Company acquired the remaining 11.4% equity interest in PalliaTech Florida LLC from certain minority equity holders for consideration of 2,375,000 SVS. Upon completion, PalliaTech Florida LLC became an indirect wholly-owned subsidiary of the Company (See Note 19 – Commitments and contingencies). In connection with the foregoing, the Company also agreed to the repayment of certain secured promissory notes in the amount of $1.75 million. On December 31, 2020, PalliaTech Florida LLC transferred all of the securities that it held in Curaleaf Florida, LLC to PalliaTech Florida, Inc., so that PalliaTech Florida, Inc. became the sole member of Curaleaf Florida, LLC.  Following that transfer of securities, having no other assets, PalliaTech Florida, LLC was voluntarily dissolved on December 31, 2020. Transaction costs for the remaining acquisition items that occurred in 2020 were immaterial.

Alternative Therapies Group, Inc, a Massachusetts corporation (“ATG”)

In August 2018, the Company entered into an agreement to acquire ATG, which includes a 53,600 square foot cultivation and processing facility in Amesbury, Massachusetts, and intended to enter into supply agreements with ATG’s three dispensaries in Massachusetts. Consideration paid for ATG was $50 million, $42.5 million of which was prepaid in cash in December 2018 in order to solidify the Company’s intent to complete the purchase of ATG and was recorded as a non-current asset. The remaining $7.5 million was paid at the closing of the transaction in November 2020. In connection with the acquisition, ATG's dispensaries located in Amesbury, Salisbury and Salem have been spun off and continue to operate under the ATG brand. The dispensaries were sold for a total of $7.5 million. The Company incurred transaction costs of approximately $0.2 million. The Company purchased ATG to increase its cultivation capacity in Massachusetts.

Pending acquisitions

The following acquisition was completed subsequent to December 31, 2021. The Company has concluded that it did not control the operations of the acquiree in accordance with IFRS 10, prior to acquisition and accordingly, the results of the below entity are not included in the Financial Statements:

Bloom Dispensaries

On January 18, 2022, the Company completed the acquisition of Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The transaction with Bloom includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and Sedona. Bloom strengthens the Company’s production capabilities in Arizona with the addition of two adjacent cultivation and processing facilities located in north Phoenix totaling approximately 63,500 square feet of space.

Total consideration for Bloom consisted of $71 million in cash, which included a working capital adjustment of $19.9 million at close, and three promissory notes with face values of $50 million, $50 million, and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS on the third anniversary of closing. The notes are recourse only to the membership interests of Bloom and will not be guaranteed by any Curaleaf entity. The total fair value of the promissory notes at the date of acquisition was $145.4 million, resulting in total consideration paid for the Bloom dispensaries of $216.4 million.  The acquisition remains subject to post-closing adjustments, and the Company was still in the process of finalizing purchase price accounting as of the reporting date.

Sapphire Medial Clinics Limited

On January 31, 2022, Curaleaf International Limited, a wholly owned subsidiary of Curaleaf International, acquired 100% of the equity interests of Sapphire Medical Clinics Limited (“Sapphire Medical”), a CQC registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the United Kingdom (“UK”). The transaction represents a compelling opportunity to enhance the Company’s vertical integration of the business within the UK. Under the terms of the agreement, the Company paid cash consideration of $6.7 million. An incremental earnout may be paid in 2023 based on the Sapphire Medical business exceeding certain revenue, script, and active patient count milestones during 2022. The total contingent consideration liability related to the Sapphire Medical acquisition earnout had a fair value of $2.1 million at the date of acquisition, resulting in total consideration of $8.8 million. As of the reporting date, the Company was still in the process of finalizing purchase price accounting.

Tryke Companies

On October 4, 2022, the Company completed the acquisition of Tryke Companies (dba Reef Dispensaries) (“Tryke”), a privately held, vertically integrated, multi-state cannabis operator. The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada, and Utah. Upon closing of the acquisition, the Company now owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals, and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to the Company’s, and together the Company expects to offer consumers and retailers in Arizona, Nevada, and Utah an even broader selection of premium cannabis products.

The aggregate consideration paid by the Company to acquire Tryke was comprised of the following: (i) cash consideration, net of working capital adjustments of approximately $24.2 million, (ii) equity consideration of $11.7 million, (iii) deferred consideration classified as a liability of $56.7 million, (iv) deferred consideration classified as equity of $59.3 million, and (v) contingent consideration of $9.2 million.

A portion of the fair value of deferred consideration was based on a third-party valuation that takes into account the time value of money, and consists of both cash and equity components that are to be paid on the first, second, and third anniversary of closing. The cash components are recorded as deferred consideration liabilities within the Consolidated Balance Sheets of the Company. The equity components are recorded within Additional-paid in capital within the Consolidated Balance Sheets of the Company. Additionally, there is a cash hold-back of $2.4 million relating to pending litigation that is assumed to be at fair value due to its short-term nature and is recorded within deferred consideration liabilities within the Consolidated Balance Sheets of the Company. The contingent consideration relates to Tryke achieving certain EBITDA targets and amounts related to indemnity claims. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase accounting.

Natural Remedy Patient Center, LLC

On May 12, 2022, the Company completed the acquisition of NRPC Management, LLC (“NRPC Management”). Natural Remedy Patient Center, LLC (“NRPC”) a Safford, Arizona dispensary, operates pursuant to a Management Services Agreement with NRPC Management. NRPC was granted a Medical Marijuana Dispensary Registration Certificate and a Marijuana Establishment License allowing NRPC to lawfully engage in medical and recreational marijuana operations and sales in the State of Arizona. The acquisition of NRPC Management aligns with the Company’s strategy to continue expanding domestic operations. The Company has subsequently relocated the NRPC license to a new Scottsdale, Arizona dispensary.

The aggregate consideration paid by the Company to acquire NRPC Management was $12.8 million; comprised of approximately $9.9 million of cash, the issuance of 164,098 SVS which had a fair value, based on a third-party valuation taking into account transfer restrictions and the time value of money, of approximately $0.9 million at the time of the acquisition, and $2.0 million of contingent consideration that may become payable following successful settlement of pending litigation.

Broad Horizon Holdings, LLC

During the third quarter of 2022, the Company entered into an agreement with Broad Horizons Holdings, LLC (“BHH”) as part of a series of transactions, in which the Company agreed to delay the exercise of a call option. In accordance with IFRS 10, the Company determined that this transaction resulted in a change in control, resulting in the Company’s ability to direct the relevant activities of BHH and exposure to the variable returns from its activities. The Company assumed the net assets of and began consolidating BHH as of July 1, 2022.

Pueblo West Organics

On September 1, 2022, the Company completed the acquisition of Pueblo West Organics, LLC (“PWO”), a licensed cannabis processor in Pueblo, CO. PWO operates (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The Company began actively marketing certain real estate assets associated with the transaction immediately upon acquisition and the sale was finalized in the fourth quarter of 2022; see Note 7 for further details. The acquisition of PWO provides Curaleaf with additional capacity to achieve further vertical integration in Colorado.

Four20 Pharma GmbH

On September 16, 2022, Curaleaf International completed the acquisition of 55% of the outstanding equity interests of Four20 Pharma GmbH (“Four20”), a leading German distributor and manufacturer of medical cannabis. In connection with the transaction, the selling shareholders and Curaleaf International have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date.

The aggregate consideration paid by the Company to acquire Four20 was comprised of (i) approximately $9.9 million of cash, (ii) 723,465 SVS to be held in escrow in accordance with the share purchase agreement with a fair value, based on third-party valuation taking into account transfer restrictions and the time value of money, of approximately $3.5 million at the time of the acquisition, (iii) $4.4 million in contingent consideration related to true-up shares to be issued dependent upon the trading price of the SVS at the first and second anniversaries of the closing date, and (iv) a $14.5 million noncontrolling interest in Four20 related to the 45% ownership held by the selling shareholders. The portion of the consideration paid through the issuance of SVS is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with a release of 50% of SVS from such restrictions at each of the first and second anniversaries of the closing date. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting.

Deseret Wellness LLC

On April 6, 2023 the Company completed the acquisition of Deseret Wellness (“Deseret”), the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The transaction with Deseret includes three retail dispensaries located in the cities of Park City, Provo and Payson. Deseret immediately strengthens the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles, and concentrates. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting.

Note 5 – Inventories

Inventories consist of the following:

	December 31,
	2021	2020
Raw materials
Cannabis	$71,743	$17,452
Non-Cannabis	20,104	11,251
Total raw materials	91,847	28,703

Work-in-process	91,001	70,540
Finished goods	71,646	38,101
Fair value adjustment to inventory related to biological assets	133,311	63,828
Transferred to assets held for sale	(2,110)	(3,181)
Inventories, net	$385,695	$197,991

d

During the years ended December 31, 2021 and 2020, the Company recognized cost of goods sold of $983.2 million and $460.7 million, respectively, of which $617.6 million and $311.1 million, respectively, was included in costs before the impact of biological assets adjustments for the amount of $365.6 million and $149.6 million, respectively, of non-cash expense relating to the realized change in fair value of inventory sold.

Note 6 – Biological assets

The following table is a reconciliation of the carrying amounts of the biological assets:

Balance at December 31, 2020	$46,210
Assets obtained in acquisitions	12,868
Unrealized fair value gain on growth of biological assets	465,180
Increase in biological assets due to capitalized costs	119,450
Transferred to inventories upon harvest	(565,582)
Transferred to assets held for sale	334
Difference in exchange	140
Balance at December 31, 2021	$78,600

Balance at December 31, 2019	$19,197
Assets obtained in acquisitions	8,074
Unrealized fair value gain on growth of biological assets	224,610
Increase in biological assets due to capitalized costs	109,850
Transferred to inventories upon harvest	(314,114)
Transferred to assets held for sale	(1,407)
Balance at December 31, 2020	$46,210

Biological assets consist of actively growing cannabis plants to be harvested as agricultural produce.

The average grow cycle of plants up to the point of harvest is approximately twelve weeks. Plants in production are plants that are in the flowering stage and are valued at fair value less cost to complete and cost to sell, where fair value represents the Company’s selling price per gram of dried cannabis. As of December 31, 2021 and 2020, it was expected that the Company’s biological assets would yield 26,076,583 and 16,905,180 grams of cannabis when harvested, respectively. See Note 21 – Fair value measurements and financial risk management, for the inputs and sensitivity analysis for the fair value of the biological assets.

Note 7 – Assets and liabilities held for sale

Assets and liabilities held for sale consist of the following:

Assets held for sale	HMS Assets	Elevate, Takoma	GR Entities	Eureka	Total
Total assets held for sale at December 31, 2019	$—	$—	$—	$—	$—
Transferred in	30,397	2,274	25,833	—	58,504
Total assets held for sale at December 31, 2020	30,397	2,274	25,833	—	58,504
Transferred in/(out)	(30,397)	(2,274)	51,518	3,232	22,079
Total assets held for sale at December 31, 2021	$—	$—	$77,351	$3,232	$80,583

Liabilities associated with assets held for sale	HMS Assets	Elevate, Takoma	GR Entities	Eureka	Total
Total liabilities associated with assets held for sale at December 31, 2019	$—	$—	$—	$—	$—
Transferred in	3,145	797	3,239	—	7,181
Total liabilities associated with assets held for sale at December 31, 2020	3,145	797	3,239	—	7,181
Transferred in/(out)	(3,145)	(797)	15,229	4	11,291
Total liabilities associated with assets held for sale at December 31, 2021	$—	$—	$18,468	$4	$18,472

In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC (collectively, the “HMS Assets”), which included a 22,000 square foot co-located cultivation and processing facility in Frederick, Maryland to TerrAscend for total consideration of $27.5 million. The transaction closed on May 4, 2021 after receipt of regulatory approval by the Maryland Medical Cannabis Commission. After working capital adjustments, the total consideration of $24.6 million included $22.4 million payable in cash upon closing as well as a $2.2 million interest bearing note due and payable to the Company in April 2022 (see Note 8 – Notes receivable). The Company recognized a gain on sale of the HMS Assets of $1.5 million.

In November 2020, the Company signed a definitive agreement to sell 100% of Town Center Wellness, LLC, (“Elevate, Takoma”) a licensed dispensary business in Takoma Park, Maryland, to PharmaCann LLC for total consideration of $2m, all payable in cash upon closing. The transaction closed on May 1, 2021 after receipt of regulatory approval by the Maryland Medical Cannabis Commission. After working capital adjustments, the total consideration was $3.6 million. The sale of the HMS assets and Elevate, Takoma enabled the Company to finalize the acquisition of Grassroots Maryland, which was previously restricted by the legal limits on license ownership in the state of Maryland (see Note 4 – Acquisitions). The Company recognized a gain on sale of Elevate Takoma of $1.6 million.

Through the acquisition of Grassroots, the Company had certain rights to the proceeds from the sale of the OhiGrow, LLC and Ohio Green Grow, LLC (collectively, the “Ohio Assets”), which held Ohio cultivation and processing licenses, respectively. In April 2021, the owners of the Ohio Assets and the Company signed definitive agreements with Jushi OH, LLC pursuant to which the owners agreed to sell the Ohio Assets to Jushi OH, LLC. In July 2021, the transaction closed following receipt of regulatory approval by the Ohio Department of Commerce and the Company received $4.9 million in proceeds. The Company recognized a gain on sale of the Ohio Assets of $1.4 million.

Through the acquisition of Grassroots, the Company also has certain rights to the proceeds from the sale of three Illinois medical dispensary licenses and six adult use dispensary licenses owned by former affiliates of Grassroots (collectively, the “Illinois Assets”). Currently, all nine of these licenses are operational with six adult use dispensaries, three of which also operate under medical use licenses. On April 1, 2021, the owners of these licenses signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (formerly Surterra Wellness, Inc.) (“Parallel”). The transaction is subject to regulatory approval. Under the terms of the transaction, the purchase price for the Illinois Assets consists of a $100 million base price to be paid $60 million in cash and $40 million in Parallel stock, plus earnouts of up to an additional $55 million payable through 2023. Pursuant to the Grassroots Merger Agreement, the proceeds net of expenses and taxes from the sale of the Illinois Assets shall be shared by the Company with the former owners of Grassroots as follows: (i) the first $25 million of net proceeds shall be retained by the Company; (ii) the next $25 million of net proceeds shall be remitted to the former Grassroots owners; and (iii) the Company shall keep 50% of the net proceeds above $50 million, and the other 50% shall be remitted to the Grassroots owners. The Company has received a $10 million deposit from Parallel, which is refundable under limited circumstances and will be applied to the base purchase price for the Illinois Assets at closing. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating that it will not be in a position to complete the acquisition of the Illinois Assets due to lack of financing and seeking to terminate its agreement to purchase the Illinois Assets. The Company has asserted that Parallel’s actions have constituted material breaches of its agreement with Parallel and is exploring its options. Additionally, the Company has been marketing certain rights and interests for certain real estate assets, including Grassroots Oklahoma, associated with the Grassroots Acquisition. The actively marketed price of Grassroots Oklahoma was lower than the net assets; as such, an impairment of the associated fixed assets was recorded to bring the net assets to the estimated fair market value. See Note 9 – Property, plant and equipment.

The Company signed a letter of intent to sell ECCA Investment Partners, LLC (“Eureka”) in August 2021. The anticipated sales price of the entity was lower than the net assets; as such, an impairment, including amounts related to the value of the license intangible asset as well as fixed assets, was recorded to bring the net assets to the estimated fair market value. See Note 10 – Goodwill and intangible assets and Note 9 – Property, plant and equipment, respectively.

All assets and liabilities held for sale are included within the Cannabis Operations operating segment. See Note 18 – Segment reporting, for further information regarding the Company’s segments as of December 31, 2021.

Note 8 – Notes receivable

Notes receivable consist of the following:

	December 31,
	2021	2020
Notes receivable TerrAscend	$2,315	$—
Notes receivable Sapphire Medical	842	—
Notes receivable RJB Enterprises, LLC.	—	1,645
Notes receivable Curaleaf Maryland, Inc.	—	3,000
Total notes receivable	$3,157	$4,645

Current portion of notes receivable	$2,315	$2,645
Long term notes receivable	842	2,000
Total notes receivable	$3,157	$4,645

Total consideration for the sale of HMS Assets to TerrAscend included a $2.2 million interest bearing note with an interest rate of 5% per annum and is due and payable to the Company in April 2022. See Note 7 – Assets and liabilities held for sale. There was $2.3 million outstanding as of December 31, 2021 and the Company recorded immaterial interest income.

In August 2019, Rokshaw Limited, a subsidiary of EMMAC, entered into a note receivable agreement with Sapphire Medical Clinics Limited (“Sapphire Medical”) for the establishment of Sapphire Medical and providing on-going lending to Sapphire Medical’s franchisees which consisted of a revolving loan facility of £1.5 million with $0.8 million outstanding as of December 31, 2021. The note receivable has an interest rate of 7% per annum and is payable in August 2024. The note can be prepaid at any time without penalty or fees, so long as Sapphire Medical notifies EMMAC five days in advance. During the year ended December 31, 2021, the Company recorded $0.1 million of interest income.

In February 2020, the Company entered into a note receivable agreement with RJB Enterprises, LLC for a licensing arrangement for the purchase and processing of cannabis products associated with the Select product lines, structured as various term loan advances with a maximum borrowing amount of $7 million an interest rate of 1.57% per annum with $1.6 million outstanding as of December 31, 2020. This loan was terminated as of June 15, 2021 with interest income receivable deemed forgiven.

In November 2020, the Company closed the sale of Curaleaf Maryland, Inc. for total consideration of $4 million, of which $3 million was issued as a note receivable from Curaleaf Maryland, Inc. The note receivable had a Payment-in-kind interest rate of 13% per annum. The note receivable was paid in full by Curaleaf Maryland, Inc. on May 8, 2021. During the year ended December 31, 2021, the Company recognized $.02 million in interest income.

Information about the Company’s exposure to credit and market risks, and impartment losses for notes receivable is included in Note 21 – Fair value measurements and financial risk management.

Note 9 – Property, plant and equipment

Property, plant and equipment and related accumulated depreciation consist of the following:

	December 31,
	2021	2020
Land	$7,494	$6,871
Building and improvements	247,772	139,044
Furniture and fixtures	106,083	70,486
Information technology	4,406	3,025
Construction in progress	89,059	73,728
Transferred to assets held for sale	(12,501)	(6,326)
Total property, plant and equipment	442,313	286,828
Less: Accumulated depreciation	(62,593)	(43,973)
Property, plant and equipment, net	$379,720	$242,855

Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

In August 2020, the Company completed a sale and lease back transaction to sell its Mt. Dora, Florida cultivation and processing facility to GA NA 3 LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 15 years. As a result of the sale, the Company disposed of $26.7 million of buildings and improvements and $14.8 million of construction in progress. The Company recognized a loss on the sale related to the transaction of $0.6 million which was recorded within other income (expense) on the consolidated statements of profits and losses.

In April 2021, the Company completed a sale and lease back transaction to sell its Bordentown, New Jersey cultivation and processing facility to 500 Columbia LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 12 years. As a result of the sale, the Company disposed of $0.5 million of buildings and improvements and $2.2 million of construction in progress. The Company recognized a gain on the sale related to the transaction of $3.2 million, which was recorded within other income (expense) on the consolidated statements of profits and losses.

In July 2021, the Company completed a sale and lease back transaction to sell its Holbrook, Arizona cultivation and processing facility to TAC Vega AZ Owner, LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 10 years. As a result of the sale, the Company disposed of $3.4 million of buildings and improvements and $10.6 million of construction in progress. The Company did not recognize a material gain or loss on the sale related to the transaction.

A reconciliation of the beginning and ending balances of property, plant and equipment and accumulated depreciation is as follows:

					Construction
		Building and	Furniture and	Information	in
	Land	Improvements	Fixtures	Technology	Progress	Total
Cost
As of December 31, 2019	$487	$76,997	$29,649	$1,348	$21,331	$129,812
Additions	10	49,088	18,701	646	104,741	173,186
Business acquisitions	6,384	25,828	12,225	823	16,447	61,707
Disposals, net	—	(31,667)	(1,423)	(268)	(61,682)	(95,040)
Transfers, net	(10)	5,528	1,663	(71)	(7,110)	—
Depreciation	—	(8,624)	(10,854)	(1,006)	—	(20,484)
Transferred to Assets Held for Sale, net	(44)	(4,453)	(1,275)	(3)	(551)	(6,326)
As of December 31, 2020	$6,827	$112,697	$48,686	$1,469	$73,176	$242,855
Additions	2,871	79,721	31,414	1,120	107,635	222,761
Business acquisitions	2,056	24,817	8,885	—	214	35,972
Disposals, net	(4,260)	(16,705)	(5,408)	603	(46,607)	(72,377)
Transfers, net	—	28,376	9,420	(6)	(37,790)	—
Depreciation	—	(12,833)	(16,045)	(882)	—	(29,760)
Impairments	—	—	(23)	—	(7,567)	(7,590)
Difference in Exchange	—	(104)	(196)	—	(3)	(303)
Transferred to Assets Held for Sale, net	(838)	(9,267)	(1,216)	—	(517)	(11,838)
Balance as of December 31, 2021	$6,656	$206,702	$75,517	$2,304	$88,541	$379,720

Depreciation expense totaled $29.8 million and $20.5 million for the years ended December 31, 2021 and 2020, respectively, which includes $19.6 million and $13.1 million recognized as cost of goods sold and $10.1 million and $7.3 million recognized as a part of operating expenses in the consolidated statements of profits or losses for the years ended December 31, 2021 and 2020, respectively.

Note 10 – Goodwill and intangible assets

Identifiable intangible assets consist of the following:

	2020 (As Restated)	2021
	Balance				Transferred to			Balance
	at		PPA	Impairment	Assets	Year-to-date	Foreign	at
	December 31,	Acquisitions	Adj	Charge	held for sale	Amortization	Exchange	December 31,
Licenses	$536,287	$362,106	$53,890	$(11,392)	$(45,719)	$(52,824)	$(5,364)	$836,984
Trade names	137,403	11,156	—	—	(444)	(9,925)	(201)	137,989
Service agreements	9,936	—	—	—	—	(653)	—	9,283
Intellectual property and know-how	—	3,134	—	—	—	(581)	(37)	2,516
Non-compete agreements	24,008	3,434	—	—	—	(4,601)	(41)	22,800
Customer List	—	500	—	—	—	(64)	—	436
Total intangible assets, net	$707,634	$380,330	$53,890	$(11,392)	$(46,163)	$(68,648)	$(5,643)	$1,010,008

	2019	2020 (As Restated)
	Balance				Transferred to			Balance
	at		PPA	Impairment	Assets	Year-to-date	Foreign	at
	December 31,	Acquisitions	Adj	Charge	held for sale	Amortization	Exchange	December 31,
Licenses	$182,969	$424,830	$(505)	$(23,659)	$(20,785)	$(26,563)	$—	$536,287
Trade names	1,921	143,480	767	—	(629)	(8,136)	—	137,403
Service agreements	—	10,340	—	—	—	(404)	—	9,936
Non-compete agreements	745	24,870	(45)	—	—	(1,562)	—	24,008
Total intangible assets, net	$185,635	$603,520	$217	$(23,659)	$(21,414)	$(36,665)	$—	$707,634

Amortization of intangible assets was $68.6 million and $36.7 million for the years ended December 31, 2021 and 2020, respectively. Impairment losses on licenses were $11.4 million and $23.7 million for the years ended December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, the Company recognized an impairment loss of $5.7 million related to the Eureka license when it was classified as held-for-sale in order to reflect the entity at its fair value less cost to sell, as well as an impairment loss of $5.7 million on the Vermont retail and wholesale licenses as described below. During the year ended December 31, 2020, the Company recognized an impairment loss of $23.7 million related to the Eureka license.

The changes in the carrying amount of goodwill were as follows:

Total
Balance at December 31, 2020 (As Restated)	$538,825
Purchase price adjustments (Note 4)	(37,922)
Change in assets held for sale (Note 7)	(2,230)
Loss on Impairment	(3,181)
Acquisitions (Note 4)	111,451
Foreign exchange movements	(1,447)
Balance at December 31, 2021	$605,496

Balance at December 31, 2019	$69,326
Purchase price adjustments (Note 4)	76
Change in Assets Held for Sale (Note 7)	(12,938)
Acquisitions (Note 4)	482,361
Balance at December 31, 2020 (As Restated)	$538,825

As described in Note 23 – Restatement, the purchase price allocation for the Select acquisition was restated as the Company’s initial identification and measurement of intangible assets acquired was not appropriately reflected in accordance with IFRS 3 and IAS 38. The restatement resulted in a decrease in intangible assets and amortization expense for the year ended December 31, 2020. Purchase price adjustments relate to remeasurement period adjustments, which were retrospectively reflected in the acquisition tables in Note 4 – Acquisitions.

The Company allocated goodwill to CGUs within its cannabis operating segment; accordingly, each CGU represents the operations dedicated to the cultivation, processing and sale of cannabis within the applicable jurisdiction and related to the Select brand. Upon finalization of purchase price accounting in the current year, assets, including goodwill, that were previously classified within the Grassroots Acquisition CGU has been allocated to the applicable states in which these entities operate utilizing a relative fair value approach

At the Company’s annual impairment assessment date, management tested the individual CGUs for impairment. The recoverable amount of the CGUs were determined based on the value in use (“VIU”) method using level 2 and level 3 inputs that were ultimately determined to be market participant assumptions. The recoverable amount for all CGUs were valued using a discounted cash flow (“DCF”) model, a variation of the income approach, and corroborated with value indications from certain market approaches, specifically the publicly-traded guideline company method and the comparable transaction method.  It is reasonably possible that future changes in assumptions may negatively impact future assessments of the recoverable amount of the Company’s assets. The Company will continue to evaluate the recoverability of its assets on a yearly basis.

The significant assumptions applied in the determination of the recoverable amount are described as follows:

i.	Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. The forecasts were extended to a total of nine years (with a terminal year thereafter) based on the relative immaturity of the industry;
ii.	Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.	Post-tax discount rate: The post-tax discount rate is reflective of the CGUs Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.	Tax rate: The tax rates used in determining the future cash flows were those effectively enacted based on jurisdiction at the respective valuation date.

Key assumptions used in calculating the recoverable amount for each CGU grouping tested for impairment is outlined in the following table:

	Terminal Value Growth Rate	Discount Rate	Recoverable Amount
Arizona CGU	3%	14%	$ 321,440
Connecticut CGU	3%	15%	$ 146,820
Florida CGU	3%	15%	$ 619,940
Illinois CGU	3%	14%	$ 287,630
Maryland CGU	3%	16%	$ 209,930
Massachusetts CGU	3%	14%	$ 131,320
Michigan CGU	3%	14%	$ 25,870
Nevada CGU	3%	14%	$ 84,480
New Jersey CGU	3%	16%	$ 1,248,690
Ohio CGU	3%	14%	$ 71,590
Pennsylvania CGU	3%	14%	$ 512,450
European CGU	3%	18%	$ 442,989
Select Brand CGU	3%	15%	$ 873,990

The recoverable amount of the CGUs were compared to the total CGU carrying amount for each CGU grouping for impairment testing procedures. As a result of the impairment tests, management concluded that the carrying value of the CGUs were lower than their recoverable amounts and recorded no impairment, except as it relates to the Vermont CGU. The Vermont analysis utilized a discount rate of 14%. The indicated impairment loss for Vermont was allocated first to reduce the carrying value of the goodwill related to the CGU, with remaining pro rata to the other assets of the units, in a manner that did not reduce the carrying amount of any assets below its fair value less costs of disposal or value in use. As a result, the Company recognized an impairment loss related to the Vermont CGU in the amount of $8.9 million, allocated $3.2 million to Goodwill and $5.7 million to licenses for the year ended December 31, 2021.

Note 11 – Notes payable

Notes payable consist of the following:

	December 31,
	2021	2020
Senior Secured Notes - 2026
Principal amount	$475,000	$—
Unamortized debt discount/Deferred financing	(47,547)	—
Net carrying amount	$427,453	$—

Term Loan Facility
Principal amount	$—	$300,000
Unamortized debt discount	—	(25,126)
Net carrying amount	$—	$274,874

Promissory Note – 2024
Principal amount	$—	$10,000
Interest accrued/Unamortized debt discount	—	(300)
Net carrying amount	$—	$9,700

Seller note payable	$6,858	$6,500
Other notes payable	1,778	427
Total other notes payable	$8,636	$6,927

Current portion of notes payable	$1,966	$6,500
Long term notes payable	434,123	285,001
Total notes payable	$436,089	$291,501

Financing Agreement – 2021

In August 2018, the Company issued $85 million of senior secured debt (the “Financing Agreement – 2021”). The Company satisfied, in full, its obligations including early repayment fees of $9.9 million under the Financing Agreement – 2021 in connection with and out of the proceeds from the Term Loan Facility (as defined below) in January 2020. The extinguishment of the loan under the Finance Agreement – 2021 was accounted for as a non-substantial modification to Financing Agreement – 2023, and accordingly, the early repayment fee was capitalized with the debt discount of the Term Loan Facility and was being amortized over the term of the Term Loan Facility.

Term Loan Facility

In January 2020, the Company closed on a senior secured term loan facility (“Term Loan Facility”) from a syndicate of lenders totaling $300 million. The Company satisfied its obligations in full under the Term Loan Facility in connection with, and out of the proceeds of the Senior Secured Notes – 2026 (as defined below) in December 2021. The retirement of the loan was accounted for as a non-substantial debt modification as it relates to the carryover lenders (as defined below). See further details below in Senior Secured Notes – 2026.

The Company recognized interest expense under the Term Loan Facility of $42.2 million and $44.8 million for the years ended December 31, 2021 and 2020, respectively, including interest expense related to the amortization of the debt discount of $6.7 million and $6.2 million, respectively.

Promissory Note – 2024

In October 2020, the Company entered into a promissory note with a principal sum of $10,000 with Baldwin Holdings, LLC (“Promissory Note – 2024”) to replace the contingent liability incurred in connection with the Curaleaf, MA acquisition (Note 20 – Related party transactions) which was deemed completed in March 2020. The issue price of the Promissory Note – 2024 was equal to 97.00% of the principal amount of the Promissory Note – 2024 and the remaining $300 was treated as Original Issue Discount. The Company satisfied its obligations in full under the Promissory Note – 2024 in connection with, and out of the proceeds of the Senior Secured Notes – 2026 (as defined below). The retirement of the note was accounted for as a non-substantial debt modification as it relates to Baldwin Holdings, LLC, which was part of the carryover lenders (as defined below). See further details below in Senior Secured Notes – 2026.

The Company recognized interest expense under the Promissory Note – 2024 of $1.3 million and $1 million for the years ended December 31, 2021 and 2020, respectively.

Credit Facility – 2024

In January 2021, the Company entered into a $50 million secured credit facility (the “Credit Agreement”) with a syndicate of lenders. The net proceeds from borrowings under the Credit Agreement were used to fund capital expenditures to support future growth initiatives, potential acquisitions, and for general corporate purposes. The Company satisfied its obligations in full under the Promissory Note – 2024 in connection with, and out of the proceeds of the Senior Secured Notes – 2026 (as defined below). The retirement of the facility was accounted for as a non-substantial debt modification as it relates to the carryover lenders (as defined below). See further details below in Senior Secured Notes – 2026.

The Company recognized interest expense and interest expense related to the amortization of the debt discount under the Credit Facility of $4.8 million and $0.1 million, respectively for the year ended December 31, 2021.

Secured Promissory Notes – 2029

In January 2017, the Company entered into secured promissory notes (the “Secured Promissory Notes – 2029”) with certain individuals for an aggregate principal amount of $2.5 million.

The Secured Promissory Notes – 2029 accrued interest at a rate of 12% per annum on the first $0.2 million and 14% per annum on the remaining balance. Principal and interest were due in full on May 1, 2029. This note was paid in full through two payments in 2020.

The Company recognized interest expense under the Secured Promissory Notes – 2029 of $0.1 million for the year ended December 31, 2020.

Senior Secured Notes – 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026.

The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which will be June 15, 2022.

The net proceeds from the Senior Secured Notes - 2026 were used to extinguish existing indebtedness related to the Credit Facility – 2024, Promissory Note – 2024, and the Term Loan Facility as described above with the remainder, after transaction fees of $4.9 million, to be used for acquisitions and general corporate purposes. As indicated above, the transaction was accounted for as a non-substantial debt modification as it relates to the lenders that had previously participated in the Term Loan Facility, Promissory Note – 2024, or the Credit Facility – 2024 and also participated in the Senior Secured Notes – 2026 (the “carryover lenders”). The non-substantial debt modification related to the carryover lenders resulted in the deferral of a debt discount and deferred financing costs of $47.8 million that is being amortized over the life of the loan, as well as a gain of $32.9 million related to recording a discount on the modified debt in order to adjust the carrying value to the net present value of the revised cash flows, which was partially offset by a loss related to prepayment penalties of $12.4 million. The extinguishment of the debt, related to lenders that did not carry over their debt, resulted in a loss of $20.7 million, which was comprised of $11.5 million of prepayment penalties, as well as a $9.2 million write-off of the remaining discount and deferred financing costs related to the extinguished debt. The net loss on the transaction was $0.2 million.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

The Company recognized interest expense under the Senior Secured Notes – 2026 of $2.1 million for the year ended December 31, 2021.

A copy of the Note Indenture is available on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/shtml.

Seller note

At December 31, 2021, the Phyto acquisition seller note had an outstanding balance of $1.5 million, in addition to accrued interest. On December 30, 2021, the Company obtained a seller note related to the Scottsdale, AZ building purchase in the amount of $5.1 million due December 2036. The seller note bears interest at a rate of 5% per annum.

During the year ended December 31, 2020, the Company paid certain notes payable in conjunction with the Emerald acquisition in the amount of $8 million, which included $5 million and the accrued interest in January 2020 and the remaining $3 million and accrued interest in May 2020. Remaining balance on the seller notes as of December 31, 2020 consisted of certain notes payable issued in conjunction with the Glendale acquisition of $5 million and the Phyto acquisition in the amount of $1.5 million. The Company paid the seller note issued in conjunction with the Glendale acquisition during the year ended December 31, 2021.

Future maturities

As of December 31, 2021, future principal payments due under notes payable were as follows:

Period	Amount
2022	$1,966
2023	—
2024	—
2025	—
2026	475,000
2027 and thereafter	6,670
Total future debt obligations	$483,636

Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 21 – Fair value measurements and financial risk management.

Note 12 – Shareholders’ equity

The authorized and issued share capital of the Company is as follows:

Authorized

As of December 31, 2021 the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of SVS without par value.

Issued

As of December 31, 2021 the Company had 93,970,705 MVS issued and outstanding.

Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of December 31, 2021 and 2020, the MVS represent approximately 13.3% and 14.2%, respectively, of the total issued and outstanding shares and 69.6% and 71.2%, respectively, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. At the annual and special meeting of the shareholders of the Company held on September 9, 2021, the shareholders of the Company approved an amendment to the articles of the Company (the “Amendment”) in order to extend the automatic termination of the dual-class structure of the Company, which was previously set to occur on October 25, 2021, and to maintain such dual-class structure until the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a United States national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 30, 2021 and available on SEDAR under the Company’s profile at www.sedar.com for more information on the Amendment.

On July 20, 2020, in connection with the closing of the Grassroots transaction, the Company completed a private placement offering in two tranches, an initial tranche of 3,541,429 SVS and a subsequent tranche of 842,269 SVS, for a total of 4,383,698 SVS.

On January 12, 2021, the Company completed an overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316.9 million, before deducting the underwriters’ fees and estimated offering expense. The Company used the net proceeds of $240.6 million from the overnight marketed offering for working capital and general corporate purposes.

As of December 31, 2021 the Company had 614,369,729 SVS issued and outstanding. Holders of the SVS are entitled to one vote per share.

The Company had reserved 70,834,043 and 66,380,185 SVS, as of December 31, 2021 and 2020, respectively, for the issuance of stock options under the Company’s 2018 Long Term Incentive Plan (“LTIP”) (see Note 13 – Share-based payment arrangements).

Treasury shares

There were no shares repurchased into treasury during the years ended December 31, 2021 and 2020.

Note 13 – Share-based payment arrangements

Stock option programs

The 2011 and 2015 Equity Incentive Plans provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the LTIP. The LTIP provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, and other share-based awards. The number of SVS reserved for issuance under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.

During the period ended December 31, 2021, management discovered an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding as of December 31, 2020. See further details regarding such restatements at Note 23 – Restatement and restated December 31, 2020 amounts below.

Stock option valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option.

The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows:

	December 31,
	2021		2020 (As Restated)
Fair value at grant date	$14.77		$4.62
Share price at grant date	$13.38		$8.40
Exercise price	$14.46		$9.02
Expected volatility	76.51%		93.22%
Expected life	6.1	years	5.9	years
Expected dividends	—%		—%
Risk-free interest rate (based on government bonds)	1.0%		1.2%

The expected volatility is estimated based on the historical volatility. Management believes this is the best estimate of the expected volatility over the expected life of its stock options. The expected life in years represents the period of time that options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The Company recorded share-based compensation in the amount of $45.6 million and $30.9 million for the years ended December 31, 2021 and 2020, respectively.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the LTIP were as follows:

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	2021	2021	2020 (As Restated)	2020 (As Restated)
Outstanding at January 1	25,915,656	$4.18	27,057,233	$1.90
Forfeited during the year	(1,337,283)	8.89	(651,815)	6.92
Expired during the year	(97,230)	7.59	—	—
Exercised during the year	(5,849,945)	0.85	(7,616,483)	0.43
Granted during the year	4,957,437	14.46	1,869,512	9.02
Rollover grants in connection with acquisition	—	—	5,257,209	9.98
Outstanding at December 31	23,588,635	$6.89	25,915,656	$4.17
Options exercisable at December 31	15,831,384	$4.63	19,416,358	$3.26

Reconciliation of RSUs

The number of RSUs awarded under the LTIP were as follows:

	Number of RSUs
	2021	2020 (As Restated)
Outstanding at January 1	2,452,338	2,170,064
Forfeited during the year	(474,662)	(212,966)
Released during the year	(1,224,466)	(1,324,780)
Granted during the year	2,123,203	1,820,020
Outstanding at December 31	2,876,413	2,452,338
RSUs vested at December 31	—	105,593

Note 14 – Selling, general and administrative expense

Selling, general and administrative expenses consist of the following:

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
Selling, general and administrative expenses:
Salaries and benefits	$48,760	$33,469	$188,391	$104,252
Sales and marketing	10,234	9,057	41,841	23,272
Rent and occupancy	7,595	5,165	27,957	13,124
Travel	2,682	1,111	7,942	4,779
Professional fees	12,663	8,419	39,669	47,598
Office supplies and services	7,468	6,156	29,091	17,237
Other	10,855	4,912	35,215	17,012
Total selling, general and administrative expense	$100,257	$68,289	$370,106	$227,274

Note 15 – Other income (expense)

Other expense consists of the following:

	Year ended
	December 31,
	2021	2020
Gain (loss) on disposal of assets	$(3,333)	$3,288
Gain (loss) on foreign currency exchange	(1,026)	—
Gain (loss) on debt transactions	(152)	2,269
Other income (expense)	853	1,419
Total other income (expense), net	$(3,658)	$6,976

Note 16 – Income taxes

The tax provision amounts recognized in the consolidated statements of profits and losses were as follows:

	Year ended December 31,
	2021	2020 (As Restated)
Current year	$157,752	$76,718
Provision to return adjustment	(2,931)	(888)
Current tax expense	154,821	75,830
Deferred tax expense	19,105	11,720
Provision for income taxes	$173,926	$87,550

The Company’s provision for income taxes differs from applying the statutory tax rate to income before taxes primarily due to state income taxes, certain stock compensation, and miscellaneous permanent differences, mainly expenses subject to Section 280E disallowance.

A reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year ended December 31,
	2021		2020 (As Restated)
Income (loss) before provision for income taxes	$55,153		$30,796
Tax using the Company's domestic tax rate	9,719	18%	$4,620	15%
Effect of tax rates in foreign jurisdictions	3,121	6%	1,848	6%
Tax effect of:
State taxes, net of federal benefit	45,125	82%	3,581	12%
Share-based compensation	15,383	28%	7,883	26%
Non-taxable partnership income	—	—%	(395)	(1)%
Non-deductible expenses	102,128	185%	61,970	201%
Other	2,775	5%	3,139	10%
Unrecognized deferred tax asset on current year losses	(4,325)	(8)%	4,904	16%
	$173,926	316%	$87,550	285%

The Company operates in the legal cannabis industry, but is subject to Section 280E of the Internal Revenue Code (“IRC”). Section 280E prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the Controlled Substance Act) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold). The application of Section 280E has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations. Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its gross income.  In states the Company operates in that align their tax codes with Section 280E, it is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries. The non-deductible expenses shown in the effective rate reconciliation above is comprised primarily of the impact of applying Section 280E to the Company's businesses that are involved in selling cannabis, along with other typical non-deductible expenses such as those associated with lobbying.

The IRS has invoked Section 280E in tax audits against various state-legal cannabis businesses in the U.S.. Although the IRS has issued a clarification allowing the deduction of certain expenses, the scope of this allowance is interpreted very narrowly, resulting in the non-deductibility of certain operating and general administrative costs. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to the cannabis industry. Further, there are several pieces of legislation being considered by the U.S. Congress that could change the interpretation of Section 280E by removing its applicability to the legalized cannabis industry.

Changes in the Company’s deferred taxes were as follows:

	Net balance	Recognized	Acquired in	Change in		Deferred	Deferred
	at	in profit	business	Held for		tax	tax
	January 1	or loss	combination & Other	sale	Net	asset	liability
As of December 31, 2021
Depreciation and amortization	$(189,374)	$12,756	$(97,848)	$13,691	$(260,775)	$—	$(260,775)
Accrued & prepaid expenses	303	(916)	566	—	(47)	—	(47)
Inventories	(26,185)	(28,372)	(387)	304	(54,640)	—	(54,640)
Tax loss carryforward	19,979	(2,573)	1,316	—	18,722	18,722	—
Tax asset (liability) before netting	$(195,277)	$(19,105)	$(96,353)	$13,995	$(296,740)	$18,722	$(315,462)
Balance sheet netting						(16,129)	16,129
Net tax asset (liability)						$2,593	$(299,333)

	Net balance	Recognized	Acquired in		Deferred	Deferred tax
	at	in profit	business		tax	liability
	January 1	or loss	combination	Net	asset	(As Restated)
As of December 31, 2020
Depreciation and amortization	$(8,004)	$(17,827)	$(163,543)	$(189,374)	$—	$(189,374)
Accrued & prepaid expenses	(7,681)	7,984	—	303	303	—
Inventories	(7,552)	(18,633)	—	(26,185)	—	(26,185)
Tax loss carryforward	3,223	16,756	—	19,979	19,979	—
Tax asset (liability) before netting	$(20,014)	$(11,720)	$(163,543)	$(195,277)	$20,282	$(215,559)
Balance sheet netting					(14,754)	14,754
Net tax asset (liability)					$5,528	$(200,805)

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As the Company generally files separate U.S. and state tax returns for each legal entity within the consolidated group, the Company must evaluate the realization of deferred tax assets separately. As of December 31, 2021, the Company performed an evaluation to determine whether the net deferred tax assets at each filing group could be recognized. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that Curaleaf, Inc., the U.S. parent company, along with its Kentucky, Missouri, California, certain Arizona, Canada, France, certain United Kingdom, Germany, and Italy operations should not recognize their deferred tax assets due to those companies being in cumulative loss positions.

Under IRC 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” as defined in Section 382. Future changes in the Company’s share ownership, which may be outside of the Company’s control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability for the Company.

Deferred tax assets have not been recognized with respect to the following items because it is deemed not probable that future taxable profit will be available against which the Company can utilize them.

	December 31, 2021		December 31, 2020
	Gross amount	Tax amount	Gross amount	Tax amount
Deductible temporary differences	$147,199	$43,203	$61,192	$17,948
Tax losses	359,467	96,783	146,387	40,727
	$506,666	$139,986	$207,579	$58,675

At December 31, 2021 and 2020, the Company had Federal and State tax loss carryforwards of $583.5 million and $357.5 million, respectively, which begin to expire between 2022 through 2041 and 2021 through 2040, respectively. At December 31, 2021 the Company had foreign tax loss carryforwards of $2.2 million, which begin to expire between 2026 and 2034. At December 31, 2021 and 2020, the Company had federal and state tax loss carryforward of $346.1 million and $132 million, respectively, which will never expire. At December 31, 2021, the Company had foreign tax loss carryforward of $46.9 million, which will never expire.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state, and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Financial Statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and foreign jurisdictions, where applicable.  The Company is currently under IRS examination for the tax years 2016, 2017, and 2018, and the Company’s subsidiary, Curaleaf Northshore, Inc. (formerly known as Alternative Therapies Group, Inc.) has filed a petition to Tax Court related to an IRS examination for 2018. As of December 31, 2021 and 2020, the Company recorded $4.3 million and $2.9 million, respectively, of unrecognized tax benefits and expects there is a reasonable possibility that these unrecognized tax benefits will change within 12 months due to expirations of statute of limitations or audit settlements. As of December 31, 2021 and 2020, the Company also accrued interest and penalties of $1.2 million and $0.9 million, respectively, for its uncertain tax positions. The Company records interest and penalties related to income tax amounts as a component of income tax expense.

The IRS proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E, however, the Company is defending its tax reporting before the IRS. The outcome of this audit remains unclear at this point.  The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company's consolidated financial statements. As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company's tax years are still open under statute from December 31, 2016, to the present.

Note 17 – Earnings per share

Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. was calculated as follows:

	Year ended
	December 31,
	2021	2020 (As Restated)
Numerator:
Net loss	$(118,773)	$(56,754)
Less: Net income (loss) attributable to redeemable non-controlling interest	(7,399)	407
Net loss attributable to Curaleaf Holdings, Inc. — basic and diluted	$(111,374)	$(57,161)
Denominator:
Weighted average SVS outstanding — basic and diluted	698,759,274	557,192,899
Loss per share — basic and diluted	$(0.16)	$(0.10)

The Company’s potentially dilutive securities, which include stock options to purchase shares of the Company, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to shareholders is the same. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share attributable to Curaleaf, Inc. for the periods indicated because including them would have had an anti-dilutive effect:

	Year ended
	December 31,
	2021	2020 (As Restated)
Options to purchase SVS	23,588,635	25,915,656

Note 18 – Segment reporting

The Company operates in two segments: the cultivation, production, and sale of cannabis via retail and wholesale channels (“Cannabis Operations”); and providing professional services including cultivation, processing and retail know-how and back office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult-use cannabis licensees under management service agreements (“Non-Cannabis Operations”).

	Cannabis	Non-Cannabis	Total
For the year ended December 31, 2021 (As Restated):
Revenues	$1,193,673	$2,317	$1,195,990
Gross profit	675,629	2,317	677,946
Income (loss) from operations	249,253	(83,262)	165,991
Net income (loss)	$4,276	$(123,049)	$(118,773)

	Cannabis	Non-Cannabis	Total
For the year ended December 31, 2020 (As Restated):
Revenues	$586,219	$40,418	$626,637
Gross profit	350,095	40,418	390,513
Income (loss) from operations	130,949	(58,512)	72,437
Net income (loss)	$28,146	$(84,900)	$(56,754)

	Cannabis	Non-Cannabis	Held for sale	Total
As of December 31, 2021:
Total assets	$2,998,682	$173,570	$80,583	$3,252,835
Total liabilities	$866,276	$569,240	$18,472	$1,453,988

	Cannabis	Non-Cannabis	Held for sale	Total
As of December 31, 2020 (As Restated):
Total assets	$2,093,338	$213,663	$58,504	$2,365,505
Total liabilities	$647,136	$330,400	$7,181	$984,717

Note 19 – Commitments and contingencies

Leases

The Company leases its facilities under operating leases that provide for the payment of real estate taxes and other operating costs in addition to normal rent.

Real estate leases typically extend for a period of 1–10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial contract term and is at the option of the Company as the lessee. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low-value or short-term in nature and therefore no right-of-use assets (“ROU assets”) and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the years ended December 31, 2021 and 2020 were immaterial.

The Company leases space for its offices, cultivation centers, and retail dispensaries. Key movements relating to the right-of-use lease asset balances are presented below:

Carrying amount, December 31, 2020	$267,168
ROU assets acquired (Note 4)	7,129
Difference in exchange	(52)
Additions to leased assets	44,342
Depreciation charges	(34,237)
Changes in assets held for sale	761
Carrying amount, December 31, 2021	$285,111

Carrying amount, December 31, 2019	$82,794
ROU assets acquired (Note 4)	155,662
Additions to leased assets	53,527
Depreciation charges	(22,553)
Changes in assets held for sale	(2,262)
Carrying amount, December 31, 2020	$267,168

At December 31, 2021, approximate future minimum payments due under non-cancelable operating leases were as follows:

Period	Scheduled payments
2022	$55,563
2023	53,414
2024	51,359
2025	49,701
2026	48,395
2027 and thereafter	347,693
Total undiscounted lease liability	606,125
Impact of discount	(286,674)
Lease liability at December 31, 2021	319,451
Less current portion of lease liability	(19,279)
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(1,891)
Long-term portion of lease liability	$298,281

The total interest expense on lease liabilities for the year ended December 31, 2021 and 2020 was $36.7 million and $21.1 million, respectively.

The total depreciation expense on ROU assets for the year ended December 31, 2021 and 2020 was $34.2 million and $22.6 million, respectively, of which $16.8 million and $6.6 million, respectively, was included in cost of goods sold.

The total cash outflow for lease liability payments for the years ended December 31, 2021 and 2020 was $52.8 million and $26.8 million, respectively.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements.

Litigation

The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.

Among other legal disputes, the Company is currently, or was, involved in the following proceedings related to material disputes:

Eagle Valley Holdings, LLC. On January 4, 2023, a Curaleaf subsidiary that purchased the Bloom assets in Arizona, filed suit against the sellers of the Bloom assets and Edmond Vartughian, their designated representative, in Arizona Superior Court in Maricopa County for violation of certain representations and warranties in the purchase agreement related to the transaction including with respect to the condition of one of the buildings in the acquired cultivation facility.  The parties resolved the claims on March 21, 2023 and dismissed the suit. As part of the settlement agreement, the parties have agreed to reduce the future principal payments of the Bloom Notes payable by Curaleaf by $10 million. The purchase price for Bloom was paid $69 million in cash at close, net of working capital adjustments, with the remaining approximately $160 million to be paid through the issuance of three promissory notes of $50 million and $60 million due, respectively, on the first, second, and third anniversary of closing of the transaction. Curaleaf has settled in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million.

Sentia Wellness. On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which was subsequently signed by the judge and which dismissed without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc.  Mr. Clateman and Mr. Martinez have moved to dismiss all claims against them; the court has not yet scheduled argument on that motion.

Connecticut Arbitration. Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right (the “Put Right”) to require that PalliaTech CT, LLC or any of its affiliates purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40.1 million; (2) 4,755,548 SVS; and (3) the potential for additional equity in the Company depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. The hearing of the case took place in April 2022 and on September 6, 2022, the arbitrator issued a Final Partial Award dismissing all of the DRH plaintiffs’ claims and awarding costs of the arbitration to Curaleaf. The arbitrator issued a final award of the costs to be paid by the DRH plaintiffs to Curaleaf, and the immaterial reimbursement was received in the fourth quarter of 2022.

Florida Arbitration / Litigation. On December 10, 2018, Jayson Weisz and SRC Medical Partners, LLC initiated an arbitration against PalliaTech Florida LLC. On March 19, 2019, Weisz and SRC derivatively on behalf of PalliaTech Florida LLC filed a complaint against Defendants Curaleaf Florida LLC, PalliaTech Florida, Inc., Joseph Lusardi, and Boris Jordan in the Complex Business Litigation Section in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Plaintiffs’ derivative Complaint seeks the judicial dissolution of Curaleaf Florida LLC and asserts various causes of action against Defendants, including for breach of contract, civil conspiracy, breach of fiduciary duty, fraudulent transfer, and a declaratory judgment appointing Robins to the Board of Managers. On January 10, 2020, Weisz, JRF Group, and the Curaleaf entities entered into a Stipulation of Settlement pursuant to which all claims of Weisz and JRF Group against the Company and its affiliates were released without compensation and the Company purchased JRF Group’s interest in PalliaTech Florida LLC for consideration of 1,772,062 SVS and $2,500 in cash. During February 2020, SRC, PalliaTech Florida LLC, PalliaTech Florida, Inc., and Lusardi participated in a final arbitration hearing. In June 2020, the arbitrator issued a final order regarding SRC’s claims in the dispute. While no damages were awarded, the

Company was ordered to buyout SRC’s interest in PT Florida. Based on the order, the parties agreed that the Company would acquire SRC’s interest in PT Florida for no cash and 2,375,000 SVS. In connection with this transaction, the Company agreed to pay SRC $1,750 cash to retire principal and interest on the half of the Secured Promissory Notes – 2029 held by SRC. The acquisition and retirement of the notes was completed in August 2020.

Securities Class Action. On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the U.S. District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against the Defendants. The Amended Class Action Complaint alleges that the Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Exchange Act. On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

Taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Financial Statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable.  The Company is currently under IRS examination for the tax years 2016, 2017, and 2018 and the Company’s subsidiary, Curaleaf North Shore, Inc. (formerly known as Alternative Therapies Group, Inc.) has filed a petition to Tax Court related to an IRS examination for 2018. As of December 31, 2021 and 2020, the Company recorded $4,318 and $2,887, respectively, of unrecognized tax benefits and expects there is reasonable possibility that these unrecognized tax benefits will change within 12 months due to expirations of statute of limitations or audit settlements. As of December 31, 2021, the Company also accrued interest and penalties of $1,246 and $906, respectively, for its uncertain tax positions. The Company records interest and penalties related to income tax amounts as a component of income tax expense.

The IRS has proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E, however, the Company is defending its tax reporting positions before the IRS. The outcome of this audit remains unclear at this point. The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company's Financial Statements.  As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company's tax years are still open under statute from December 31, 2016, to the present.

Note 20 – Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The EMMAC Transaction (see Note 4 – Acquisitions) constituted a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures, LP, an investment fund managed by Mr. Boris Jordan, the Executive Chairman and control person of the Company, having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction and Curaleaf International Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the EMMAC Transaction and Curaleaf International Transaction (the “Special Committee”), all of which were independent members of the Board of Directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee received a fairness opinion from the independent investment bank Eight Capital, to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction was fair, from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

The Company incurred the following transactions with related parties during the years ended December 31, 2021 and 2020.

			Balance receivable (payable)
	December 31,		December 31,
Transaction	2021	2020	2021	2020
Processing fees (1)	$—	$2,220	$—	$—
Consulting fees (2)	641	1,225	—	—
Travel and reimbursement (3)	1,279	180	—	—
Rent expense, net (4)	(130)	(208)	—	—
Equipment purchases (5)	2,726	—	—	—
Senior Secured Notes - 2026 (6)	43	—	(10,000)	—
Promissory Note - 2024 (6)	2,183	1,047	—	(9,700)
Non-consolidated GR Companies (7)	—	—	—	5,947
	$6,742	$4,464	$(10,000)	$(3,753)

(1) For the year ended December 31, 2020, the Company recognized direct expenses of $2,220, for processing expenses with Sisu Extracts, a state licensed processor in California, that performed toll processing services for the Company. Cameron Forni, former Select President, holds a passive investment in Sisu Extracts. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no on-going contractual commitments related to these transactions.

(2) For the year ended December 31, 2021, the Company recognized consulting expense of $271 for real estate management and advisory services to Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member. The Company also recognized consulting expense of $370 for the year ended December 31, 2021 for similar services to Measure 8 Venture Partners, a Company controlled by Boris Jordan, Executive Chairman and control person of the Company. For the year ended December 31, 2020, the Company recognized $1,000 of consulting expenses to Measure 8 Venture Partners and $74 in consulting services for work directly performed by Mr. Jordan. For the year ended December 31, 2020, the Company recognized consulting expense of $151 for real estate management and advisory services to Frontline Real Estate Partners, LLC. There are on-going contractual commitments related to these transactions.

(3) For the year ended December 31, 2021, the Company recognized $1,257 and $22 in travel and other business development costs for payments made to Measure 8 Venture Partners and to Mr. Jordan, respectively for reimbursements of certain expenses incurred by them. For the year ended December 31, 2020, the Company recognized $40 and $140 for payments made to Measure 8 Venture Partners and Mr. Jordan, respectively, for reimbursement of certain expenses incurred by them. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are on-going contractual commitments related to these transactions.

(4) For both the years ended December 31, 2021 and 2020, the Company recognized a rent expense credit of $238 for a sublease between Curaleaf NY LLC and Measure 8 Venture Partners. For the years ended December 31, 2021 and 2020, the Company recognized rent expense of $108 and $30, respectively, for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.

(5) For the year ended December 31, 2021, the Company paid $2,726 to Sentia Wellness to purchase hemp processing equipment. Sentia Wellness is a Cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Mr. Jordan and Mr. Forni have interests in Sentia Wellness. There are no on-going contractual commitments related to this transaction.

(6) For the year ended December 31, 2021, Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10,000 of the total $475,000 of Senior Secured Notes – 2026. The Company, recognized interest expense of $43 related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021 (Note 11 – Notes payable). As a result of this exchange, the Company repaid the $9,700 and related interest expense of $1,257 and prepayment penalty fee of $923. For the year ended December 31, 2020, interest expense under the Promissory Note – 2024 was $1,047. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

(7) Through its acquisition of Grassroots, the Company acquired an option to purchase MCCW from its sole owner, KDW, subject to regulatory approval. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland. MCCW is the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director and an officer of KDW. As of December 31, 2020, $5,947 represents certain intercompany amounts receivable between KDW and the Company.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the years ended December 31, 2021 and 2020 are as follows:

	Year ended
	December 31,
Key management personnel compensation	2021	2020
Short-term employee benefits	$4,972	$4,123
Other long-term benefits	43	46
Share-based payments	15,329	17,093
Total key management personnel compensation	$20,344	$21,262

Note 21 – Fair value measurements and financial risk management

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

There have been no transfers between fair value levels during the years ended December 31, 2021 and 2020.

	Fair value measurements
	as of December 31, 2021 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$78,600	$78,600
	$—	$—	$78,600	$78,600

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$110,134	$110,134
	$—	$—	$110,134	$110,134

	Fair value measurements
	as of December 31, 2020 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$46,210	$46,210
	$—	$—	$46,210	$46,210

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$4,592	$4,592
	$—	$—	$4,592	$4,592

Biological assets

The fair value of biological assets is categorized within Level 3 on the fair value hierarchy. The Company measures its biological assets at fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants that are actively growing, and then adjusts that amount for the expected selling price per gram in the market in which the biological asset is growing, and then adjusts that amount for the expected selling price per gram in the market in which the biological asset is growing. The estimates used in determining the fair value of biological assets are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. The significant assumptions used in determining the fair value of biological assets include:

●	Expected yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

●	Wastage of plants – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
●	Duration of the production cycle – represents the weighted average number of weeks out of the 12 week growing cycle that biological assets have reached as of the measurement date;
●	Percentage of costs incurred as of this date compared to the total costs expected to be incurred – this is calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labor related to further production, labeling, and packaging;
●	Percentage of costs incurred for each stage of plant growth – represents the direct and indirect production costs incurred that are capitalized; and
●	Market values – this is calculated as the current market price per gram in the market in which the biological asset is being produced. This is expected to approximate future selling price.

The Company accretes fair value on a straight line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 12 week growing cycle would be ascribed approximately 50% of its harvest date expected fair value. All plants are to be harvested cannabis and as of December 31, 2021 and 2020, on average, were 57% complete for both periods. An increase or decrease in the estimated sale price would result in a significant change in the fair value of biological assets.

The following table highlights the sensitivities and impact of changes in significant assumptions to the fair value of biological assets:

Significant inputs & assumptions	Sensitivity Inputs ('000s)		Sensitivity	(+/-) Impact on Fair Value ('000s)
	December 31, 2021	December 31, 2020		December 31, 2021	December 31, 2020
Total completed grams	14,900	9,776	(+/-) 10% grams yield	$6,407	$3,017
Average cost per gram to complete production	$0.97	$1.78	(+/-) $1.00 per gram	$14,900	$9,734
Average selling price per gram, less cost	$4.30	$3.09	(+/-) $1.00 per gram	$29,800	$9,713

Non-controlling interest contingency and buyout

As of  December 31, 2020, the Company recognized a non-controlling interest redemption liability in the amount of $2,694, with the offset being recognized in redeemable non-controlling interest buyout related to minority shareholders as a result of the August and November 2017 acquisitions of Naturex II, LLC and Las Vegas Natural Caregivers. In August 2021, the Company issued 722,577 SVS in order to complete the buyout of the minority interest. Accordingly, both the liability and contra equity amounts related to this interest have been relieved as of December 31, 2021.

Curaleaf International put/call rights

On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130,798 for 31.5% equity stake in Curaleaf International. Curaleaf and the strategic investor have entered into a shareholders' agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor's stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.

The Curaleaf International put/call rights represent a financial liability that is recorded at the present value of the redemption amount, with subsequent changes in fair value recognized in redeemable NCI within equity. The redemption amount of the puttable option approximates the contribution amount by the strategic investor and represents a level 3 financial instrument, that is valued at each reporting period utilizing a Monte Carlo simulation valuation model. The fair value determination includes a high degree of subjectivity and judgement, which results in significant estimation uncertainty. As of December 31, 2021, the Curaleaf International put/call rights represent a financial liability of $72,140, with the offset being recognized separately from non-controlling interest in redeemable non-controlling interest within equity.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at December 31, 2021 and 2020 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the consolidated statements of financial position are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.

The Company’s aging of trade receivables was as follows:

	Year ended
	December 31,
	2021	2020
0 to 90 days	$53,901	$27,627
91 to 180 days	5,797	236
181 days +	729	967
Total accounts receivable, net	$60,427	$28,830

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475,000 to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the notes; the first of which will be June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.

In addition to the commitments outlined in Note 11 – Notes payable and Note 19 – Commitments and contingencies, the Company has the following gross remaining contractual obligations:

	< 1 Year	1 to 3 Years	Total
For the year ended December 31, 2021:
Accounts payable	$26,751	$—	$26,751
Accrued expenses	87,583	—	87,583
Other current liabilities	12,171	—	12,171
Non-controlling interest redemption liability	—	72,140	72,140
Contingent consideration liability	9,155	28,839	37,994
Other long term liability	—	5,876	5,876
Total contractual obligations	$135,660	$106,855	$242,515

	< 1 Year	1 to 3 Years	Total
For the year ended December 31, 2020:
Accounts payable	$47,043	$—	$47,043
Accrued expenses	57,475	—	57,475
Other current liabilities	6,568	—	6,568
Non-controlling interest redemption liability	—	2,694	2,694
Contingent consideration liability	—	1,898	1,898
Total contractual obligations	$111,086	$4,592	$115,678

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity. For more information, see Note 2 – Basis of presentation, COVID-19 estimation uncertainty.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.

Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

Note 22 – Non-controlling interest

On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130,798 for 31.5% equity stake in Curaleaf International. This infusion of outside capital into Curaleaf International significantly accelerated Curaleaf's expansion plans in Europe by fully funding Curaleaf's cash outlay for the

EMMAC Transaction (see Note 4 – Acquisitions) and providing the capital required to support Curaleaf International's European rollout.

Curaleaf and the strategic investor have entered into a shareholders' agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor's stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025 (see Note 21 – Fair value measurements and financial risk management).

The following table presents the Company’s investment in Curaleaf International as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Investment in Curaleaf International	$184,346	$—

The following table presents the current and non-current assets, current and non-current liabilities, as well as revenues and net loss of the Company’s investment in Curaleaf International for the year ended December 31, 2021:

	December 31,
	2021	2020
Current assets	$71,049	$—
Non-current assets	$303,495	$—
Current liabilities	$16,834	$—
Non-current liabilities	$75,804	$—
Revenue	$18,770	$—
Net Loss	$(23,495)	$—

Note 23 – Restatement

Revenue Restatement

The Company has restated its annual financial statements for the three and twelve months ended December 31, 2021, the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022, which were previously filed on SEDAR and EDGAR. Subsequent to the original issuance of those financial statements, the Audit Committee, with the assistance of outside counsel and consultants and in discussion with the Company’s auditors, conducted a review of certain purchases and sales of products through the Company’s wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions. Further to this review, the Company has determined to make adjustments to the revenue figures reported in the previously mentioned financial statements periods. Errors have been corrected in these amended and restated audited consolidated financial statements for the three and twelve months ended December 31, 2021 as well as in the amended and restated unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022.

The effects of the restatement on the audited consolidated financial statements for the three and twelve months ended December 31, 2021 are summarized below:

Consolidated Statement of Profits and Losses and Other Comprehensive Loss – 2021 Restatement

	Year ended
	December 31,		December 31,
	2021 (As Filed)	Adjustments	2021 (As Restated)
Revenues:
Retail and wholesale revenues	$1,207,344	$(13,671)	$1,193,673
Management fee income	2,317	—	2,317
Total revenues	1,209,661	(13,671)	1,195,990
Cost of goods sold	621,610	(4,028)	617,582
Gross profit before impact of biological assets	588,051	(9,643)	578,408
Realized fair value amounts included in inventory sold	(365,642)	—	(365,642)
Unrealized fair value gain on growth of biological assets	465,180	—	465,180
Gross profit	687,589	(9,643)	677,946
Operating expenses:
Selling, general and administrative	370,106	—	370,106
Share-based compensation	45,632	—	45,632
Depreciation and amortization	96,217	—	96,217
Total operating expenses	511,955	—	511,955
Income (loss) from operations	175,634	(9,643)	165,991
Other income (expense):
Interest income	629	—	629
Interest expense	(53,549)	—	(53,549)
Interest expense related to lease liabilities	(36,713)	—	(36,713)
Gain on investment	(2,974)	—	(2,974)
Loss on impairment of goodwill and other intangible assets	(14,573)	—	(14,573)
Other expense	(3,658)	—	(3,658)
Total other expense	(110,838)	—	(110,838)
Income (loss) before provision for income taxes	64,796	(9,643)	55,153
Income tax expense	(173,926)	—	(173,926)
Net loss	(109,130)	(9,643)	(118,773)
Less: Net income (loss) attributable to non-controlling interest	(7,399)	—	(7,399)
Net loss attributable to Curaleaf Holdings, Inc.	$(101,731)	$(9,643)	$(111,374)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.15)	$(0.01)	$(0.16)
Weighted average common shares outstanding – basic and diluted	698,759,274	—	698,759,274

Consolidated Statement of Cash Flows – 2021 Restatement

	Year ended
	December 31,		December 31,
	2021 (As Filed)	Adjustments	2021 (As Restated)
Cash flows from operating activities:
Net loss	$(109,130)	$(9,643)	$(118,773)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization	132,644	—	132,644
Share-based compensation	45,632	—	45,632
Non-cash bonus	—	—	—
Non-cash interest expense	44,859	—	44,859
Unrealized gain on changes in fair value of biological assets	(465,180)	—	(465,180)
Realized fair value amounts included in inventory sold	365,642	—	365,642
Impairment loss	14,573	—	14,573
(Gain)/loss on debt retirement	152	—	152
(Gain)/loss on investment	2,974	—	2,974
(Gain)/loss on sale of property, plant and equipment	3,333	—	3,333
Deferred taxes	19,214	—	19,214
Changes in operating assets and liabilities
Accounts receivable	(29,402)	4,143	(25,259)
Biological assets	80,414	—	80,414
Inventories	(185,607)	5,500	(180,107)
Prepaid expenses and other current assets	(24,902)	—	(24,902)
Other assets	5,641	—	5,641
Accounts payable	(10,298)	—	(10,298)
Income taxes payable	59,768	—	59,768
Accrued expenses	15,709	—	15,709
Net cash provided (used) in operating activities	(33,964)	—	(33,964)
Cash flows from investing activities:
Purchases of property and equipment	(171,955)	—	(171,955)
Proceeds from sale of entity	29,828	—	29,828
Payments made on completion on acquisitions	(37,820)	—	(37,820)
Prepayment for acquisition consideration	—	—	—
Cash acquired from acquisitions	14,500	—	14,500
Payments received on notes receivable	3,717	—	3,717
Note receivable from third party	(2,244)	—	(2,244)
Net cash used in investing activities	(163,974)	—	(163,974)
Cash flows from financing activities:
Cash received from financing agreement	531,093	—	531,093
Proceeds from sale leaseback	24,419	—	24,419
Debt issuance costs	(5,564)	—	(5,564)
Minority buyouts	(1,190)	—	(1,190)
Prepayment Penalties on retired notes payable	(23,827)	—	(23,827)
Lease liability payments	(52,775)	—	(52,775)
Proceeds from minority interest investment in Curaleaf International	83,979	—	83,979
Cash received in private placement	—	—	—
Principal payments on notes payable	(366,749)	—	(366,749)
Acquisition escrow shares returned and retired	(8,312)	—	(8,312)
Exercise of stock options	3,157	—	3,157
Issuance of common shares, net of issuance costs	240,569	—	240,569
Net cash provided by financing activities	424,800	—	424,800
Net change in cash	226,862	—	226,862
Cash at beginning of period	73,542	—	73,542
Cash held for sale	—	—	—
Effect of exchange rate on cash	(1,075)	—	(1,075)
Cash at end of period	$299,329	$—	$299,329

Consolidated Statements of Financial Position – 2021 Restatement

	December 31,		December 31,
	2021 (As Filed)	Adjustments	2021 (As Restated)
Assets
Current assets:
Cash and cash equivalents	$299,329	$—	$299,329
Accounts receivable, net	64,570	(4,143)	60,427
Inventories, net	391,195	(5,500)	385,695
Biological assets	78,600	—	78,600
Assets held for sale	80,583	—	80,583
Prepaid expenses and other current assets	35,667	—	35,667
Current portion of notes receivable	2,315	—	2,315
Total current assets	952,259	(9,643)	942,616
Deferred tax asset	2,593	—	2,593
Notes receivable	842	—	842
Property, plant and equipment, net	379,720	—	379,720
Right-of-use assets, net	285,111	—	285,111
Intangible assets, net	1,010,008	—	1,010,008
Goodwill	605,496	—	605,496
Investments	4,401	—	4,401
Prepaid acquisition consideration	—	—	—
Other assets	22,048	—	22,048
Total assets	$3,262,478	$(9,643)	$3,252,835

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$26,751	$—	$26,751
Accrued expenses	87,583	—	87,583
Income tax payable	140,019	—	140,019
Current portion of lease liability	19,279	—	19,279
Current portion of notes payable	1,966	—	1,966
Current contingent consideration liability	9,155	—	9,155
Liabilities held for sale	18,472	—	18,472
Other current liabilities	12,171	—	12,171
Total current liabilities	315,396	—	315,396
Deferred tax liability	299,333	—	299,333
Notes payable	434,123	—	434,123
Lease liability	298,281	—	298,281
Non-controlling interest redemption liability	72,140	—	72,140
Contingent consideration liability	28,839	—	28,839
Contingent consideration liability – related party		—	-
Other long term liability	5,876	—	5,876
Total liabilities	1,453,988	—	1,453,988

Shareholders’ equity:
Share capital	2,225,940	—	2,225,940
Treasury shares	(5,208)	—	(5,208)
Reserves	(162,085)	—	(162,085)
Accumulated other comprehensive income	(9,996)	3,187	(6,809)
Accumulated deficit	(291,395)	(9,643)	(301,038)
Redeemable non-controlling interest contingency	(72,140)	—	(72,140)
Total Curaleaf Holdings, Inc. shareholders' equity	1,685,116	(6,456)	1,678,660

Non-controlling interest	123,374	(3,187)	120,187
Total shareholders’ equity	1,808,490	(9,643)	1,798,847
Total liabilities and shareholders’ equity	$3,262,478	$(9,643)	$3,252,835

Select Acquisition

During the period ended December 31, 2021, management discovered an error related to purchase accounting that was identified subsequent to the measurement period for the Select acquisition. The Company purchased Select for its brand recognition in order to position the Company for its next phase of growth in the wholesale and recreational cannabis markets. Management determined that the Company’s initial identification and measurement of licenses and service agreements as the primary intangible assets acquired was not reflective of the purpose of the acquisition, and therefore updated purchase accounting to reflect the Select tradename as the primary asset acquired. The restatement resulted in an overall decrease in the value of intangible assets identified, which in turn also resulted in a decrease in the related deferred tax liability and amortization expense. The reduction in the consideration transferred allocated to intangible assets and deferred tax liability resulted in a net increase to goodwill, while the decrease in amortization expense increased pre-tax book income which resulted in an increase in tax expense (see adjustments below). As the discovery was made outside of the acquisition measurement period, in accordance with IFRS 3, the Company considered this change as an error related to the allocation of purchase consideration, and retrospectively updated purchase accounting to identify, distinguish, and revalue the separately identifiable intangible assets acquired in accordance with IAS 38.

Adjustments were retrospectively made to the comparative period as of and for the year ended December 31, 2020, to reflect mandatory disclosures associated with the Select acquisition, as well as adjustments to correct differences associated with the accounting for business combinations. Refer to Note 4 – Acquisitions and Note 10 – Goodwill and intangible assets of these Financial Statements for disclosures related to these adjustments. The financial statements for the periods as of and ended between March 31, 2020 and September 30, 2021 were not adjusted and refiled at the time of discovery of the error, rather the comparative period as of and for the year ended December 31, 2020 is being corrected now with the filing of the Financial Statements as of and for the period ended December 31, 2021.

The effects of the immaterial restatement on the consolidated financial statements as of and for the year ended December 31, 2020 are summarized below:

Consolidated Statements of Financial Position – 2020 Restatement

	December 31,		December 31,
	2020 (As Filed)	Adjustments	2020 (As Restated)
Assets
Current assets:
Cash and cash equivalents	$73,542	$—	$73,542
Accounts receivable, net	28,830	—	28,830
Inventories, net	197,991	—	197,991
Biological assets	46,210	—	46,210
Assets held for sale	58,504	—	58,504
Prepaid expenses and other current assets	10,140	—	10,140
Current portion of notes receivable	2,645	—	2,645
Total current assets	417,862	—	417,862
Deferred tax asset	5,528	—	5,528
Notes receivable	2,000	—	2,000
Property, plant and equipment, net	242,855	—	242,855
Right-of-use assets, net	267,168	—	267,168
Intangible assets, net	797,401	(89,767)	707,634
Goodwill	470,144	68,681	538,825
Investments	16,264	—	16,264
Prepaid acquisition consideration	132,234	—	132,234
Other assets	35,135	—	35,135
Total assets	$2,386,591	$(21,086)	$2,365,505

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$47,043	$—	$47,043
Accrued expenses	57,475	—	57,475
Income tax payable	79,649	—	79,649
Current portion of lease liability	15,710	—	15,710
Current portion of notes payable	6,500	—	6,500
Liabilities held for sale	7,181	—	7,181
Other current liabilities	6,568	—	6,568
Total current liabilities	220,126	—	220,126
Deferred tax liability	226,465	(25,660)	200,805
Notes payable	285,001	—	285,001
Lease liability	270,495	—	270,495
Non-controlling interest redemption liability	2,694	—	2,694
Contingent consideration liability	1,898	—	1,898
Other long term liability	3,698	—	3,698
Total liabilities	1,010,377	(25,660)	984,717

Shareholders’ equity:
Share capital	1,754,412	—	1,754,412
Treasury shares	(5,208)	—	(5,208)
Reserves	(177,744)	—	(177,744)
Accumulated deficit	(194,645)	4,574	(190,071)
Redeemable non-controlling interest contingency	(2,694)	—	(2,694)
Total Curaleaf Holdings, Inc. shareholders' equity	1,374,121	4,574	1,378,695
Non-controlling interest	2,093	—	2,093
Total shareholders’ equity	1,376,214	4,574	1,380,788
Total liabilities and shareholders’ equity	$2,386,591	$(21,086)	$2,365,505

Consolidated Statements of Profits and Losses and Other Comprehensive Loss – 2020 Restatement

	Year ended
	December 31,		December 31,
	2020 (As Filed)	Adjustments	2020 (As Restated)
Revenues:
Retail and wholesale revenues	$586,219	$—	$586,219
Management fee income	40,418	—	40,418
Total revenues	626,637	—	626,637
Cost of goods sold	311,148	—	311,148
Gross profit before impact of biological assets	315,489	—	315,489
Realized fair value amounts included in inventory sold	(149,586)	—	(149,586)
Unrealized fair value gain on growth of biological assets	224,610	—	224,610
Gross profit	390,513	—	390,513
Operating expenses:
Selling, general and administrative	227,274	—	227,274
Share-based compensation	30,879	—	30,879
Depreciation and amortization	68,676	(8,753)	59,923
Total operating expenses	326,829	(8,753)	318,076
Income (loss) from operations	63,684	8,753	72,437
Other income (expense):
Interest income	6,484	—	6,484
Interest expense	(47,903)	—	(47,903)
Interest expense related to lease liabilities	(21,099)	—	(21,099)
Gain on investment	37,560	—	37,560
Loss on impairment of goodwill and other intangible assets	(23,659)	—	(23,659)
Other expense	6,976	—	6,976
Total other expense	(41,641)	—	(41,641)
Income (loss) before provision for income taxes	22,043	8,753	30,796
Income tax expense	(83,371)	(4,179)	(87,550)
Net loss	(61,328)	4,574	(56,754)
Less: Net income (loss) attributable to non-controlling interest	407	—	407
Net loss attributable to Curaleaf Holdings, Inc.	$(61,735)	$4,574	$(57,161)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.11)	$0.01	$(0.10)
Weighted average common shares outstanding – basic and diluted	557,192,899	—	557,192,899

Consolidated Statements of Cash Flows – 2020 Restatement

	Year ended
	December 31,		December 31,
	2020 (As Filed)	Adjustments	2020 (As Restated)
Cash flows from operating activities:
Net loss	$(61,328)	$4,574	$(56,754)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization	88,466	(8,753)	79,713
Share-based compensation	29,361	—	29,361
Non-cash bonus	1,518	—	1,518
Non-cash interest expense	6,590	—	6,590
Unrealized gain on changes in fair value of biological assets	(224,610)	—	(224,610)
Realized fair value amounts included in inventory sold	149,586	—	149,586
Impairment loss	23,659	—	23,659
(Gain)/loss on sale of property, plant and equipment	550	—	550
Deferred taxes	7,541	4,179	11,720
Gain on investment	(37,566)	—	(37,566)
Changes in operating assets and liabilities
Accounts receivable	5,956	—	5,956
Biological assets	55,707	—	55,707
Inventories	(92,384)	—	(92,384)
Prepaid expenses and other current assets	4,748	—	4,748
Other assets	(17,702)	—	(17,702)
Accounts payable	9,958	—	9,958
Income taxes payable	57,753	—	57,753
Accrued expenses	4,552	—	4,552
Net cash provided (used) in operating activities	12,355	—	12,355
Cash flows from investing activities:
Purchases of property and equipment	(126,273)	—	(126,273)
Proceeds from sale of entity	1,004	—	1,004
Payments made on completion on acquisitions	(59,695)	—	(59,695)
Prepayment for acquisition consideration	(7,500)	—	(7,500)
Payment in connection with option to acquire an entity	—	—	—
Amounts advanced for notes receivable	(4,646)	—	(4,646)
Net cash used in investing activities	(197,110)	—	(197,110)
Cash flows from financing activities:
Cash received from financing agreement	186,235	—	186,235
Proceeds from sale leaseback	42,466	—	42,466
Minority buyouts	(2,508)	—	(2,508)
Lease liability payments	(26,762)	—	(26,762)
Cash received in private placement	24,552	—	24,552
Principal payments on notes payable	(2,920)	—	(2,920)
Exercise of stock options	3,013	—	3,013
Net cash provided by financing activities	224,076	—	224,076
Net change in cash	39,321	—	39,321
Cash at beginning of period	42,310	—	42,310
Cash held for sale	(8,089)	—	(8,089)
Cash at end of period	$73,542	$—	$73,542

Specifically, as it relates to purchase price allocation, the effects of the restatement of the allocation of purchase consideration are summarized below:

	December 31,		December 31,
	2020		2020 (As Restated)
Purchase price allocation	Cura	Adjustments	Cura
Assets acquired:
Cash	$12,755	$—	$12,755
Accounts receivable, net	11,027	—	11,027
Prepaid expenses and other current assets	2,232	—	2,232
Inventory	22,074	—	22,074
Biological assets	—	—	—
Property, plant and equipment, net	7,465	—	7,465
Right-of-use assets	9,047	—	9,047
Other assets	832	—	832
Intangible assets :
Licenses	135,060	(134,420)	640
Trade name	28,340	94,300	122,640
Service agreements	59,030	(59,030)	—
Know-how	—	—	—
Non-compete agreements	4,950	630	5,580
Goodwill	113,252	68,681	181,933
Deferred tax liabilities	(58,971)	29,839	(29,132)
Liabilities assumed	(22,652)	—	(22,652)
Consideration transferred	$324,441	$—	$324,441

Number of Share Options & RSUs

During the period ended December 31, 2021, management determined that prior period financial statements needed to be restated to correct an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding as of December 31, 2020.

Adjustments have been retrospectively made to the comparative period as of and for the year ended December 31, 2020, to reflect mandatory disclosures associated with the reconciliation of share options and RSUs. Refer to Note 13 – Share-based payment arrangements of these Financial Statements for disclosures that reflect these adjustments. The correction of this error did not result in any changes to the Company’s consolidated statements of financial position, consolidated statements of profits and losses and other comprehensive loss, or consolidated statements of cash flows.

Note 24 – Subsequent events

On January 26, 2023, the Company announced its planned closure of a majority of their operations in California, Colorado and Oregon, as well as the consolidation of its cultivation and processing operations in Massachusetts to a single facility in Webster, resulting in the closure of its Amesbury facility. These planned closures represent a strategic shift in the Company’s operations that is anticipated to have a major effect on the Company’s operations and financial results. The financial effect of these closures is not readily known at the time of this filing. The planned closures of these operations did not meet the IFRS 5 held for sale criteria as of the balance sheet date, accordingly these entities were not classified as held for sale or discontinued operations as of December 31, 2021.

On April 13, 2023, the Board of the New Jersey Cannabis Regulatory Commission (the “CRC Board”), at its regularly scheduled meeting, failed to renew the Company’s cannabis adult use licenses for cultivation and processing as well as two of its three dispensaries in the State (the CRC Board’s failure to renew did not affect the Company’s medical cannabis licenses), despite the conclusion by the CRC director and staff that Curaleaf had met the conditions for license renewal and their recommendation for renewal. The Company appealed this decision on April 14, 2023 and, on April 17, 2023, after a required 48-hour waiting period, filed with the NJ Court for an injunction to maintain its licenses. The same day, prior to the review of the application for an injunction by the court, the CRC Board held an emergency meeting that resulted in the renewal of the Company’s licenses, subject to certain conditions. If the CRC Board determines that Curaleaf has failed to satisfy these conditions, the CRC Board may, subject to normal due process, issue any penalties allowable under applicable regulations, which may include fines or the revocation of the renewed licenses. For additional information, please refer to the material change report dated April 22, 2023, a copy of which is available on SEDAR (www.sedar.com) under the Company’s profile.

See additional subsequent event disclosures related to the pending acquisitions of Bloom Dispensaries, Sapphire Medial Clinics Limited, Natural Remedy Patient Center, LLC, Broad Horizons Holdings, LLC, Pueblo West Organics, LLC, Four20 Pharma GmbH, Tryke Companies, and Deseret Wellness LLC, at Note 4 – Acquisitions and the settlement of the Eagle Valley Holdings, LLC and Sentia Wellness lawsuits at Note 18 – Commitments and contingencies.